As filed with the Securities and Exchange Commission on , 2009.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BRIDGE PRIVATE LENDING, LP

(Exact Name of Registrant As Specified in Its Charter)

Maryland	6162	20-4687482
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 West Pennsylvania Avenue, Suite 4
Towson, Maryland 21204
(410) 583-1990

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Office)

David Borinsky
100 West Pennsylvania Avenue, Suite 4
Towson, Maryland 21204
(410) 583-1990

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

with copies to:
Abba David Poliakoff, Esq.
Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC
The Garrett Building
233 E. Redwood Street
Baltimore, Maryland 21202

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company: ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Aggregate Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Class A Units	—	$500	—	—
Class B Units	—	$500	—	—
Class C Units	—	$500	—	—
Total	88,000	$500	$44,000,000	$2456

(1)	Registrant is offering, in the aggregate, up to 88,000 Limited Partnership Units, comprised of Class A Units, Class B Units and/or Class C Units. An investment will be allocated to a particular class based on an investor’s instructions. In no event will the total number of Units, of all classes, sold exceed 88,000.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion, dated , 2009

PROSPECTUS

Bridge Private Lending, LP

88,000
Limited Partnership Units

The primary business of Bridge Private Lending, LP (referred to in this prospectus as the “Partnership”, “BPL”, “we” or “our”) is making short-term non-consumer loans to rehabbers and investors to finance the acquisition and rehabilitation, with a focus on rehabilitation using “green building practices,” of single-family and multi-family homes in low- and moderate-income neighborhoods in Baltimore City, Maryland and surrounding areas, where demand for housing is strong but institutional financing is generally not available.

The Partnership was formed in November 2009; prior to its formation the business activities of the Partnership have been conducted through Bridge Private Lending, LLC (referred to in this prospectus as “Bridge LLC”), which was merged into the Partnership in November 2009. The General Partner of the Partnership is Bridge GP, LLC. The Managing Member of the General Partner is BPL Manager, LLC, of which the sole member is David Borinsky, the founder of Bridge LLC. Our business operations are conducted from our headquarters in Towson, Maryland.

We are selling up to 88,000 Limited Partnership Units, referred to in this prospectus as “Units,” as described in detail in this prospectus. Investors will be designated as Class A Limited Partners, Class B Limited Partners and Class C Limited Partners, holding Units designated as Class A Units, Class B Units and/or Class C Units, respectively, depending upon the non-withdrawal period that an investor commits to in its subscription. The Class A Units, Class B Units and Class C Units will rank equally and without preference in all respects except for the non-withdrawal period and the rates of return to be paid on the Units. The Units pay cumulative dividends at rates which vary depending on Class, as follows:

Class	Non-Withdrawal Period	Rate of Return
Class A Limited Partner	Five years from issuance	9.0%
Class B Limited Partner	Three years from issuance	7.0%
Class C Limited Partner	Eighteen months from issuance	5.0%

An investor must purchase a minimum of ten Units of any class, although we reserve the right to waive this subscription minimum and accept a lesser amount from any investor. There is no minimum aggregate number of Units that must be sold under this offering. The Units will be offered and sold on behalf of the Partnership by David Borinsky, the sole member of the Managing Member of the General Partner. In the future, after satisfying any applicable issuer-agent registration requirements, certain of our other employees may also offer and sell the Units on behalf of the Partnership. None of our selling employees will receive special compensation.

This offering will terminate when all 88,000 Units offered have been sold or when we determine to terminate the offering, whichever is earlier. We do not intend to deposit the proceeds from this offering in any escrow, trust or similar account. The proceeds from the sale of any Units will be paid directly to us for our use. There is no guaranty that we will sell any of the Units.

The Units are not listed on any national securities exchange, including The NASDAQ Stock Market, or on any other exchange, and we do not expect any trading market to develop for the Units.

None of our securities are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

We are not a bank or depository financial institution and the Units will not be insured against loss by the FDIC or any governmental or private agency.

Investing in the Units involves certain risks. See “Risk Factors” beginning on page 7 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2009

i

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

Some of the statements contained, or incorporated by reference, in this prospectus may include projections, predictions, expectations or statements as to beliefs or future events or results or refer to other matters that are not historical facts. Such statements constitute “forward-looking information” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (referred to in this prospectus as the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking statements are based on various factors and were derived using numerous assumptions. In some cases, you can identify these forward-looking statements by words like “may,” “will,” “should,” “expect,” “plan,” “anticipate,” intend,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of those words and other comparable words. You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading “Risk Factors” and throughout this prospectus.

PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS CONTAINED IN THIS PROSPECTUS. EACH INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY PRIOR TO MAKING AN INVESTMENT DECISION IN THE OFFERED SECURITIES.

The Partnership

The Partnership’s primary business is making short-term non-consumer loans to rehabbers and investors to finance the acquisition and rehabilitation, with a focus on rehabilitation using “green building practices,” of single-family and multi-family homes in low- and moderate-income neighborhoods in Baltimore City, Maryland and surrounding areas, where demand for housing is strong but institutional financing is generally not available. Generally, the Partnership does not make consumer loans or homeowner loans.

The Partnership endeavors to engage in sustainable, socially responsible business practices. We believe that such business practices result in healthier and more prosperous communities in which the Partnership conducts its lending activities. We believe that this in turn leads to better results for the Partnership. For more information regarding our current initiatives, which include a focus on “green building practices” and an effort to combine the physical renovation of houses with the reintroduction of social elements in run-down or abandoned neighborhoods, see “Green Building Practices” on page 28 and “Community Initiative” on page 28.

Our loan programs currently focus on construction and rehabilitation using sustainable material and building practices, often referred to as “green building practices.” Green building practices include the construction and design of homes in an ecological and resource efficient manner, using sustainable building methods, and avoidance of non-biodegradable materials. We expect that our program of facilitating green building practices will enhance the value of the properties whose renovations we finance because the homes will have significantly lower utility costs and superior interior air quality. We also believe that the use of green building material will make the homes more attractive to live in, thereby enhancing the quality of the credit being extended by us. Our underwriting procedures also include an evaluation of the borrower’s experience and commitment to using sustainable building practices and materials. We may expand our focus on green building practices to include the training of rehabbers in green building practices and the acquisition of property for rehabilitation consistent with these practices. For more information regarding our current green building practice initiative see “Green Building Practices” on page 28.

We intend to use the funds raised in this offering to (i) expand our portfolio of short-term acquisition and rehabilitation loans (which we refer to in this Prospectus as “Short Term Loans”); and (ii) begin a new loan program of medium-term loans (two to five years) secured by properties that have been recently rehabbed and rented (which we refer to in this Prospectus as “Mini-Perms”). Short Term Loans and Mini-Perms are referred to collectively to in this Prospectus as “BPL Loans.”

Short Term Loan amounts are typically small, usually under $100,000 and seldom more than $200,000. The average loan size per property that was originated from October 1, 2008 through September 30, 2009 is $81,714. We have made a total of 255 BPL Loans since January 2007. All BPL Loans are personally guaranteed and, with few exceptions, are secured by a first lien on improved real estate.

Since late 2008, the number of banks and other institutional lenders willing to lend for the acquisition and rehabilitation of homes in low- and moderate-income neighborhoods, whether for home buyers or investors with fully rehabbed rental properties, has decreased. We believe that the BPL Loans fill a significant gap by providing much needed financing for areas with a growing need in a manner that minimizes the downsize risk inherent in these loans.

Although all lending, including lending secured by first liens on real estate, is subject to risk, we attempt to minimize the risk by generally requiring a loan to value ratio of not greater than 70 – 80%; this means that the value of the real estate should be at least 20 – 30% higher than the proposed amount of the loan. In order to protect against shifts in real estate values, Short Term Loans typically have short maturities, six to eight months in most cases. We have developed underwriting standards and procedures to control the inherent risks relating to such loans. The underwriting procedures apply standards relating to approval limits, loan-to-value ratios, valuation requirements, debt service coverage ratios, and other matters relevant to the loans and their collateral. We also expect our new Mini-Perms Programs will only be available to persons with whom we have had a satisfactory experience with our Short Term Loans Program or have been referred to us by other lenders who have had satisfactory experience with the borrower. Our underwriting standards and procedures are subject to change as we deem necessary to further our goals.

Our business is currently focused in Baltimore City, Maryland and surrounding areas. Depending upon the amount of capital raised in this offering we may expand our loan programs to other cities with comparable housing conditions and similar demographic profiles.

Our net income depends largely upon (i) net interest income and (ii) loan fees. Net interest income is the difference between interest income that we earn from BPL Loans and investments and the returns that we pay our investors on their Units. Loan fees consist primarily of fees charged at closing on loans denominated as a percentage, typically four to six percent, of the BPL Loan amount. The Partnership charges its borrowers other small, miscellaneous fees as well. These items are discussed more fully in this Prospectus under the headings “Our Business” and “Risk Factors.”

How to Contact Us

Bridge Private Lending, LP is a Maryland limited partnership. Our offices are located at 100 West Pennsylvania Avenue, Suite 4 Towson, Maryland 21204. Our telephone number is (410) 583-1990. You may access our web site at “www.bridgeprivatelending.com.” Information on our web site is not incorporated into this prospectus and should not be considered a part of this prospectus.

Summary of the Terms of the Offering

Securities	Limited Partnership Units, to be designated by the investor as Class A Units, Class B Units and/or Class C Units.
Number and Amount	We are offering up to 88,000 Units, for an aggregate purchase price of $44,000,000.
Minimum Investment	Generally, you must purchase a minimum of ten Units for $5,000. We reserve the right to waive this minimum and accept a lesser amount from any investor. In fact, we intend to allow certain purchases of as little as one Unit, or $500, such as if the purchaser is a custodian acting for a minor family member (i.e., a member of the purchaser’s family who is under 18 years old).
IRA and Employee Benefit Plan Investments	Individual retirement accounts, or IRAs, and employee benefit plans may also purchase a minimum of ten Units for $5,000. Units offered to employee benefit plans and IRA investors will be limited to the extent necessary to avoid the assets of the Partnership being considered “plan assets” under ERISA and any regulations issued thereunder. See ERISA Considerations on page 42.
The General Partner	Bridge GP, LLC is the General Partner of the Partnership. The Managing Member of the General Partner is BPL Manager, LLC, of which the sole member is David Borinsky (who was also the managing member of Bridge LLC). Mr. Borinsky has the sole power to act on behalf of the General Partner and is in control of the day to day operations of the partnership. The General Partner has a Board of Directors, comprised of Craig Fadem, David Holmes, and Steven Rosenblatt, which oversees the business and affairs of the General Partner. See “Management” on page 34. The General Partner also has certain other non-management or passive investors.
Classes of Limited Partners and Units	At the time of investment, you will commit to remaining as a Limited Partner, and not withdrawing from the Partnership, for certain designated periods (“Non-Withdrawal Periods”), as follows: (a) Class A Limited Partner — a five-year Non-Withdrawal Period; (b) Class B Limited Partner — a three-year Non-Withdrawal Period; and/or (c) Class C Limited Partner — an 18 month Non-Withdrawal Period.
Withdrawal by Limited Partners	Limited Partners are prohibited from withdrawing from the Partnership prior to the end of their Non-Withdrawal Period.
Returns	Holders of the Units are entitled to receive an annual cumulative rate of return on their Units based on their Class, as follows: (a) 9% for Class A Units; (b) 7% for Class B Units; and (c) 5% for Class C Units. Such returns will be distributed by the General Partner out of funds legally available for distribution, and in all events upon any redemption of the Units or withdrawal of the Limited Partner.
Distributions	Distributions will be made in the sole and absolute discretion of the General Partner out of and to the extent of funds available for distribution. The General Partner currently intends to make distributions monthly, if and to the extent funds are available therefor.
Expiration of Non-Withdrawal Period	You will be sent a notice advising you of the expiration of the Non-Withdrawal Period applicable to you and giving you the opportunity to either withdraw from the Partnership or continue your investment. You may withdraw from the Partnership during a 30-day period immediately following the expiration of your applicable Non-Withdrawal Period. If you elect to withdraw, the Partnership shall, at its option, either repurchase your Units or identify a purchaser for your Units. If the Partnership elects to identify another purchaser for your Units, the time for repurchase of your Units will automatically be extended for an additional 60-day period.

If you elect to continue your investment, you may continue to be a Limited Partner in the same Class, or you may elect to transfer to another Class. For example, if you are a Class A Limited Partner, you can elect to continue in that capacity or you may elect to become a Class B Limited Partner.
If no election is made by you within the 30 day withdrawal period, you will be deemed to have elected to continue your investment in the Partnership and remain a Limited Partner in the same Class and for the same Non-Withdrawal Period in which you were previously enrolled.
Your right to reinvest your Units in the Partnership at the end of your Non-Withdrawal Period, and the Partnership’s right to identify another investor to purchase your Units, are subject to there being in effect an effective registration statement under the Act and the Units continuing to being registered under the Act and the State Acts.
Redemption by Partnership	We may call your Units for redemption at any time without penalty or premium.
Use of Proceeds	We currently intend to use the net proceeds from the sale of the Units to originate BPL Loans and for working capital purposes. We may also use net proceeds to redeem Units sold under this offering that come due during the period of this offering. See “Use of Proceeds” on page 15.
Plan of Distribution	We will sell the Units on a continuous basis to the public. The Units will be offered and sold by David Borinsky, the sole member of the Managing Member of the General Partner. In the future, after satisfying any applicable issuer-agent registration requirements, certain of our other employees may also offer and sell the Units. None of our selling employees will receive special compensation. There is no minimum amount of Units that must be sold under this offering. Proceeds from the Units will not be held in any escrow, trust or similar account. See “Plan of Distribution” on page 46.
Book Entry Form	The Units will be issued in book entry form only. We do not intend to issue any certificates.
Risk Factors	Purchasing the Units involves certain risks. You should carefully review the risks described in this prospectus beginning on page 7 under the heading “Risk Factors.”

Selected Financial Data

Prior to its formation, the business of the Partnership was conducted through Bridge LLC. In November 2009, Bridge LLC was merged into the Partnership; the Partnership is therefore the successor to the business conducted by Bridge LLC.

The following table presents selected financial data regarding the business of the Partnership and its predecessor, Bridge LLC. The information in the following table should be reviewed together with the more detailed financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere in the Prospectus.

SELECTED FINANCIAL DATA
(Dollars in Thousands)

	Nine Months Ended September 30, (Unaudited)		Years Ended December 31, (Audited)
	2009	2008	2008	2007
Total assets	$14,857	11,915	12,403	8,292
Cash and cash equivalents	84	349	27	85
Loans, net	13,993	9,846	10,637	7,292
Notes payable	2,948	2,450	2,817	1,800
Participation loans payable	6,259	4,306	4,166	2,370
Other loans payable	1,681	471	660	—
Members’ equity	3,880	4,604	4,645	4,087
Ratio of interest earning assets to interest bearing liabilities	145.63%*	139.43%*	143.70%	182.69%
Members’ equity as a percentage of assets	26.12%*	38.64%*	37.45%	49.29%

*	— Annualized

SELECTED OPERATIONAL DATA
(Dollars in Thousands)

	Nine Months Ended September 30 (Unaudited)		Years Ended December 31 (Audited)
	2009	2008	2008	2007
Interest income	$1,652	$1,230	$1,607	$1,253
Interest expense	731	478	664	549
Net interest income	921	752	943	704
Provision for loan losses	123	41	165	1,578
Net interest income after provision for loan losses	798	711	778	(874)
Non-interest income	397	43	99	28
Non-interest expenses	728	354	546	263
Net income	$467	$400	$331	$(1,109)

SELECTED FINANCIAL RATIOS

	Nine Months Ended September 30, (Unaudited)		Years Ended December 31, (Audited)
Weighted average yield/rate on:	2009*	2008*	2008	2007
Loans	14.00%	11.96%	11.90%	11.38%
Interest bearing cash and cash equivalents	0.39%	2.08%	2.14%	4.26%
Borrowings	10.31%	10.21%	10.18%	11.06%
Net interest spread	3.67%	1.64%	1.59%	0.28%
Net interest margin	4.84%	3.99%	5.09%	4.92%

*	— Annualized

RISK FACTORS

Your investment in the Units involves certain risks. In addition to the other information in this prospectus, you should carefully consider the risks described below and all the information contained in this prospectus before deciding whether to purchase any of the Units.

Risks Related to the Units and the Offering

The Units are not insured against loss by the FDIC or any governmental agency.

Neither the Federal Deposit Insurance Corporation nor any other governmental or private agency insures the Units. The redemption of the Units and payment of any return on the Units is dependent solely upon our earnings, our working capital and other sources of liquidity available to us. If these payment sources are inadequate, investors could lose their entire investment.

The Units lack liquidity and marketability.

We do not anticipate that there will be any public trading market for the Units and, as a result, an investor may not be able to freely sell or transfer his or her Units or easily use them as collateral for a loan. Units issued by us may not be transferred without our prior written consent and without complying with federal and state securities laws. Due to the non-transferable nature of the Units, which depends upon the presence in the marketplace of both willing buyers and sellers at any given time, there can be no assurance that you will be able to sell your Units even if we permitted a transfer. Consequently, you may not be able to obtain cash for your Units in a timely manner and you should anticipate holding the Units until the end of your applicable Non-Withdrawal Period.

We do not set aside funds in a sinking fund to redeem the Units and must rely on our revenues from operations and other sources for redemption.

We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to redeem the Units upon the end of the applicable Non-Withdrawal Period. Accordingly, holders of the Units must rely on our cash reserves, which we fund with revenues from operations, and other sources of liquidity (such as saleable loans and investment securities) for redemption. Our ability to generate revenues from operations in the future is subject to general economic, financial, competitive, legislative, statutory and other factors that are beyond our control. Therefore, funds from these sources may not be sufficient to meet our anticipated future operating expenditures and debt repayment obligations as they become due. Also, the short period of time that the Partnership has to redeem the Units upon the end of the Non-Withdrawal Period may be deferred for an additional sixty days to facilitate the sale of the Units to another investor.

Our management will have broad discretion over the allocation of the proceeds from the offering.

Our management will have broad discretion in determining how the proceeds of the offering will be used, and you will be relying on the judgment of our management regarding the application of these proceeds. Management’s allocation of the net proceeds will affect how our business grows. It is possible that our management may not apply the net proceeds of this offering in ways that increase the value of your investment, and management might not be able to yield a significant return, if any, on any investment of the net proceeds. See the section of this prospectus entitled “Use of Proceeds.”

We have the right to make a mandatory call of the Units.

We may redeem your Units from you at any time without penalty or premium. If we do so, you may not be able to re-invest with us or elsewhere at comparable rates and therefore may earn less interest income than you originally expected.

We are selling the Units on a best efforts basis without making any arrangements for escrow of the proceeds and all purchases of the Units will be irrevocable.

No escrow or trust account will be established and all purchases of the Units will be irrevocable. Therefore, funds tendered by investors will be available for use by us immediately. The lack of an escrow arrangement, and the absence of the ability to revoke purchases, may cause greater risk to the investors if the amount raised in this offering is insufficient to support the increase in BPL Loans or the growth of the Partnership’s business.

We are not required to sell all or any specified number of Units to consummate the offering.

We are not required to sell all or any specified number of Units before issuing any Units and using the proceeds from those sales and/or terminating the offering. The offering may be completed even if substantially less than the total number of Units offered is sold. The Units are being sold without the services of an underwriter or broker-dealer and we may not be able to sell the entire $44,000,000 in Units we are offering in this prospectus. If we are unable to raise sufficient capital in this offering we may not be able to implement our growth strategy. See the section of this prospectus entitled “Plan of Distribution.”

We may incur substantially more debt.

We may incur substantial debt in the future. The terms of the Units as set forth in the Limited Partnership Agreement of the Partnership will not prohibit us from doing so. If new debt is added to our current levels, the related risks described below would be increased. Our indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;
•	limit our ability to obtain additional financing;
•	require the dedication of a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;
•	increase our vulnerability to interest rate increases if future debt must be incurred at higher rates of interest than currently exist;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industry;
•	place us at a competitive disadvantage relative to competitors with less debt; and
•	make it difficult or impossible for us to redeem your Units at the end of your Non-Withdrawal Period if you elect not continue your investment or pay any return on your Units.

Your ability to liquidate your Units is limited because of transfer restrictions and the lack of a trading market.

The Units sold under this prospectus may not be transferred without our prior written consent. In addition, there is no established trading market for the Units. Due to the contractual restrictions and the lack of a market for the sale of the Units, which depends upon the presence in the marketplace of both willing buyers and sellers at any given time, there can be no assurance that you will be able to sell the Units to third parties even if we permit you to do so. See the section of this prospectus entitled “Description of the Units”.

A change in market interest rates may reduce our profits and impair our ability to pay dividends or redeem the Units.

Rapid changes, either upward or downward, in interest rates may adversely affect our profits. Any future decline in interest rates may lower our profitability. Any future rise in interest rates may:

•	reduce customer demand for our loans;
•	change loan prepayment rates;
•	increase our cost of funds;
•	increase the possibility of redemption requests; and
•	limit our access to borrowings in the capital markets.

Risks Related to Our Business

The Partnership has a limited operating history.

Prior to its formation, the business of the Partnership was conducted through Bridge LLC. In November 2009, Bridge LLC was merged into the Partnership; the Partnership is therefore the successor to the business conducted by Bridge LLC. Bridge LLC had a three and a half year operating history on which to base an evaluation of our commercial mortgage lending business and prospects. Our prospects must be considered in light of the risks and uncertainties encountered by companies with three and a half years of operating history.

Our assessment of the quality of loans we originate and acquire may be inaccurate.

Before we originate loans, we perform an evaluation of the loans in order to determine whether they are suitable for our portfolio. Our initial evaluation of the loans may be flawed and actual results may be different than expected which, if unfavorable, could adversely affect our financial condition and results of operations. We have no internal appraisers and, as such, we rely upon our valuations to assist us in the determination of the value of collateral underlying a loan. Our loans are secured by real estate. Depending on the size of the loan and our experience with the proposed borrower, we require the pledge of property which, on completion of renovation, is twenty to thirty percent higher than the proposed maximum loan amount. We underwrite these loans such that, if the borrowers were to default, the underlying collateral should be adequate to cover both the principal and interest due on the loan. Nevertheless, in the future, our loan loss percentage could increase, our assessment of collateral values may be inaccurate, and/or collateral values may decrease due to changes in economic or other conditions, any of which could adversely affect our profitability. See the section of this prospectus entitled “Our Business” under the headings “Lending Activities” and “Allowance for Loan Losses” for further information.

Our borrowers may fail to repay their loans.

Other than interest earned on funds invested in bank depository instruments pending the use of the funds for loans, all of our income is generated from our lending business. Thus, the primary risk associated with our business is that persons to whom we lend money will fail to repay their loans or will fail to make timely payments to us. We consider numerous factors when deciding whether to call a loan or allow a defaulting borrower to continue working through his or her problems while a loan is in default, primarily the value of the collateral and the amount of the debt, and the plan of the defaulting borrower to repay the debt. In addition, we consider the costs and burdens that would be occasioned by calling the loan, such as bringing suit and/or foreclosing on collateral. There can be no guarantee that our policy of periodically working with defaulting borrowers rather than pursuing collection will not ultimately result in the need to pursue collection or make it less likely that we will not ultimately realize a loss with respect to these loans.

The risks relating to the ability of our borrowers to repay their loans are discussed in more detail below. It is impossible to predict whether one of our borrowers will default or what impact any one borrower’s default may have on our business.

Changes in the economic conditions in our lending areas could have a material adverse impact on our financial condition, the ability of our borrowers to repay their loans and the value of the real estate and other collateral securing those loans.

Any negative changes that arise in the economy and/or real estate market of the areas in which we make and sell loans could have a materially adverse impact on our net income, the ability of our borrowers to make payments under their loans, and any recovery we can obtain by proceeding against the collateral securing those loans, all of which would reduce our ability to pay our debts as they come due. The national and local real estate economies have weakened during the past two years. As a result, real estate values across the country have decreased and the general availability of credit, especially credit to be secured by real estate, has also decreased. These conditions have made it more difficult for real estate owners and owners of loans secured by real estate to sell their assets at the times and at the prices they desire. Generally, our mortgage loans involve properties valued at less than $200,000, and these properties tend to experience smaller declines than the overall real estate market when market prices deteriorate. If we are, nonetheless, forced to foreclose on real property securing our mortgage loans, there can be no guarantee that we would be able to sell the foreclosed property at the times or the prices that we desire. Because of the foregoing, holders of our securities, including the Units, could lose all or a part of their investments if we were to become insolvent or forced to liquidate and our assets at that time were not sufficient to satisfy our obligations to those holders. See the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Liquidity and Capital Resources” for further information about this risk.

Certain loans in the Partnership’s loan portfolio may be pledged to secure a working capital line of credit and not be pledged to secure redemption of the Units.

The Partnership at present has a $1,000,000 line of credit with Hopkins Federal Savings Bank used for working capital to make BPL Loans. The line of credit facility is secured by the pledge of discreet, identified BPL Loans originated by the Partnership. From time to time we pledge some of the mortgage loans in our portfolio to secure loans or lines of credit from a noninstitutional lender. If the Partnership elects to continue to borrow from Hopkins Federal Savings Bank or from another financial institution or noninstitutional lender, it will need the ability to grant a first priority lien in some BPL Loans to those lenders.

Most of the mortgage loans we make will have a balloon payment which presents additional risks to investors.

We anticipate 90% to 100% of our mortgage loans will have “balloon payments.” A balloon payment is a large principal balance that is payable after a period of time during which the borrower has repaid none or only a small portion of the principal balance. Loans with balloon payments are riskier than loans with even payments of principal over an extended time period, such as 15 or 30 years, because the borrower’s repayment depends on its ability to refinance the loan or sell the property profitably when the loan comes due. There are no specific criteria used in evaluating the credit quality of borrowers for mortgage loans requiring balloon payments. Furthermore, a substantial period of time may elapse between the review of the financial statements of the borrower and the date when the balloon payment is due. As a result, there is no assurance that a borrower will have sufficient resources to make a balloon payment when due.

Our allowance for loan losses may be insufficient.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents management’s estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management’s continuing evaluation of, among other things, general economic, political and regulatory conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan, the value and marketability of the collateral for the loan, loan concentrations, our loan loss experience, current loan portfolio quality. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends all of which may undergo material changes. If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, our earnings and capital could be significantly and adversely affected. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to our non-performing or performing loans. Material additions to the allowance for loan losses would result in a decrease in our net income and capital and could have a material adverse effect on our financial condition. For detailed information about our allowance methodology, see “Allowance for Loan Losses” in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Our remedies for collecting on a defaulted loan may be inadequate.

We may fail to collect funds from originated and acquired loans. Our ability to fully recover amounts due under the originated and acquired loans may be adversely affected by, among other things:

•	the financial failure of the borrowers;

•	adverse changes in the values of the real estate or other property that are pledged to secure our loans;
•	the purchase of fraudulent loans;
•	misrepresentations by a broker, bank or other lender;
•	third-party disputes; and
•	third-party claims with respect to security interests.

These potential future losses may be significant, may vary from current estimates or historical results and could exceed the amount of our reserves for loan losses. We do not maintain insurance covering such losses. In addition, the amount of provisions for loan losses may be either greater or less than actual future write-offs of the loans relating to these provisions. Any of these events could have a materially adverse effect on our business. See “Allowance for Loan Losses” in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information about this risk.

There are risks associated with the ownership and resale of foreclosed property.

If we acquire ownership of real property we will be subject to the risks inherent in the ownership of real property, including fluctuations in property values, occupancy rates and operating expenses and variations in rental schedules. In addition to the ordinary risks associated with the ownership of real estate, owning and selling foreclosed property may present the investors with certain additional risks. These include:

•	Although we will generally valuate the property prior to negotiating a sale, the property may nevertheless be sold for an amount that is less than our valuation.
•	In order for us to facilitate a sale of the property it may be necessary to finance all or some portion, of the purchase price for the buyer of the property. The purchaser/borrower can generally be expected to be a higher risk for default, even though we will seek to qualify such borrowers on behalf of the investors and the loan will usually be collateralized by the real property.
•	If there is another default, the investors in the participation interests will incur additional costs, including legal expenses, to collect such loan and in some instances may have to foreclose on the collateral and retake possession of the property in order to effect payment of a defaulted loan.
•	New lending activity may be subject to certain of the federal and state laws and regulations which require certain additional disclosures to be made; waiting periods after the disclosure is made and place certain limits on the terms of the loans.
•	We may also be subject to liability to third persons to the extent that such person or person’s property is injured or damaged while on property acquired by us through a foreclosure action. Generally, we will seek to limit this risk through liability insurance.

We may have difficulty protecting our rights as a secured lender.

We believe that our loan documents will enable the Partnership to enforce its lending arrangements with borrowers. However, the rights of borrowers and other secured lenders may limit our practical realization of those benefits. For example:

•	Judicial foreclosure is subject to the delays of protracted litigation. Although we expect non-judicial foreclosure, where available, to be quicker, our collateral may deteriorate and decrease in value during any delay in foreclosing on it.
•	The borrower’s right of redemption during foreclosure proceedings can deter the sale of our collateral and can for practical purposes require us to manage the property.
•	The rights of senior or junior secured parties in the same property can create procedural hurdles for us when we foreclose on collateral.
•	To the extent we assign one or more mortgages to other lenders, those other lenders will have a prior claim on any foreclosure proceeds.

•	We may not be able to pursue deficiency judgments after we foreclose on collateral.
•	Federal bankruptcy law can prevent us from pursuing any actions, regardless of the progress in any of these suits or proceedings.
•	At or near the end of this period a borrower will sometimes file bankruptcy to further delay the Partnership’s efforts to take ownership of the real estate collateral. Depending on the circumstances, a bankruptcy can take six to twenty-four months or more to resolve. Further, the more equity a borrower has in a property, the greater the chances that the court will grant the borrower additional time for protection from foreclosure action.

Our lending activities are at present concentrated in the Baltimore metropolitan area.

Our success depends in large part on the general economic conditions of the Baltimore metropolitan area. The local economic conditions in the area have a significant impact on the demand for our loans as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our funding sources. A significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets or other factors could impact these local economic conditions and, in turn, have a material adverse effect on our financial condition and results of operations. We intend to investigate the potential demand for BPL Loans in other urban areas. If we determine that there is a viable level of demand, we may open local offices in other urban centers. If we do so, our loans will be less concentrated in one urban area.

We may not be able to sustain our historical levels of loan originations.

It will be necessary for us to continue adding loans to our investment portfolio because we need to re-invest proceeds of loan payoffs and invest the additional capital received from the sale of the Units. Our ability to sustain the level of loan originations needed depends upon a variety of factors outside our control, including:

•	interest rates;
•	economic conditions in our primary market areas;
•	decline in real estate values;
•	competition; and
•	regulatory restrictions.

We may have to comply with the Truth in Lending Act, Regulation Z and RESPA.

The Partnership does not offer consumer loans or homeowner loans. However, we may at some point be subject to the Truth in Lending Act and Regulation Z of the Federal Reserve Board that require institutional lenders to make certain disclosures concerning interest rates, finance charges and other costs charged for loans. The Real Estate Settlement Procedures Act (RESPA) also requires certain disclosures of closing and other costs to purchasers. Should the Partnership be required to comply with these laws and fail to do so, purchasers or borrowers might have rights, which could include rescission of the loan transaction. A purchaser of a loan secured by real estate which arose out of a transaction to which Regulation Z or RESPA applied could hold the unenforceable security interest if Regulation Z or RESPA requirements were not met in the original transaction.

Changes in Federal and State regulation of banking and lending operations could have a material adverse effect on our business.

Although we believe that we are currently in compliance with statutes and regulations applicable to our mortgage lending business, there can be no assurance that we will be able to maintain compliance with existing or future governmental regulations. The failure to comply with any current or subsequently enacted statutes and regulations could have a materially adverse effect on us. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations, or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements than those in which we currently conduct business could limit our activities in the future or significantly increase the cost of regulatory compliance.

We are subject to regulatory and public policy risks.

Decisions of federal, state and local authorities may affect the value of property which is security for loans. Examples are zoning changes, revocation or denial of sanitation, utility and building permits, condemnations, relocations of public roadways, changes in municipal boundaries, changes in land use plans, modifications of parking or access requirements, and changes in permitted uses. Also, shifts in public policy reflected by court, legislative or other regulatory authorities may affect provisions of security documents and make realization upon the collateral more time-consuming and expensive.

Our underwriting standards and procedures may subject us to additional risks.

Our underwriting standards and procedures are more lenient than conventional lenders in that the mortgage loans that we originate will be from borrowers who may not be required to meet the credit standards of conventional mortgage lenders, which may create additional risks to your return. We approve mortgage loans more quickly than other mortgage lenders. Generally, we will not spend more than 20 days assessing the character and credit history of our borrowers. Due to the nature of loan approvals, there is a risk that the credit inquiry we perform will not reveal all material facts pertaining to the borrower and the security. Furthermore, when the needs of the borrower dictate, we may spend substantially less than 20 days to evaluate loan opportunities. There may be a greater risk of default by our borrowers which may impair our ability to make timely distributions to you and which may reduce the amount we have available to distribute to you. Our assessment of the quality of our mortgage loans that we originate may be inaccurate. An incorrect analysis with respect to one or more of our loans could have a materially adverse impact on our profitability and our ability to make interest payments under the participation interests. Additionally, if our analysis is wrong with respect to a BPL Loan and we are forced to proceed against the collateral securing that loan, then investors could lose all or part of their investment.

We could encounter significant competition.

The market for non-consumer construction loans is highly competitive. We compete with banks, credit unions, other mortgage banking firms, consumer finance companies, and several other types of financial institutions for BPL Loans (many with greater name recognition than ours). Although we believe that the rates and terms offered to our borrowers and our underwriting process permit us to effectively compete with these institutions for mortgage loans, our competitors could nonetheless provide a competitive challenge to us by, for example, offering lower rates and better terms to our potential borrowers. Significant competition challenges could have a material adverse impact on our financial condition.

Our success is dependent in part on our senior management.

Our future success and the success of investors will depend, in part, on the continued services and experience of David Borinsky, the sole member of the Managing Member of the General Partner. We depend on the services of Mr. Borinsky to, among other things, continue our growth strategies and maintain and develop our client relationships. The loss of Mr. Borinsky’s services would disrupt our operations and would delay our planned growth while we worked to replace him. We are in the process of purchasing “key person” life insurance on Mr. Borinsky; however, that policy is not in effect yet. Although we believe that we have an effective succession plan in effect, we believe our operations would likely be disrupted if Mr. Borinsky were to die or become unable to provide services for us.

Our business is controlled by the Managing Member of the General Partner.

Our business is organized as a limited partnership under Maryland law; the General Partner of the Partnership is Bridge GP, LLC (“General Partner”), a Maryland limited liability company, and the initial limited partner is David Borinsky. The Managing Member of the General Partner is BPL Manager, LLC. Pursuant to our Limited Partnership Agreement, the General Partner, and therefore Mr. Borinsky, as the sole member of the Managing Member of the General Partner, essentially has complete control over the day-to-day operations of the Partnership. However, under the Operating Agreement of the General Partner, BPL Manager, LLC, and therefore Mr. Borinsky, may be removed as Managing Member without cause by vote of the Partnership’s Board of Directors.

The General Partner and its affiliates will be indemnified.

Our Limited Partnership Agreement provides that the General Partner and its affiliates are entitled to indemnification by the Partnership to the maximum extent permitted under Maryland law.

Some of our equity members and Directors may invest in the Units, which may create conflicts of interest.

As of November 2009, our equity members and Directors held no investor Units. We expect that some of our equity members and Directors may participate in this offering. Although the Partnership has adopted a policy that is intended to prevent our equity members and Directors from taking actions that could create conflicts of interest, these investments, may nevertheless create the possibility for conflicts of interest in the event we experience financial difficulties.

We do not have a separately-designated compensation committee, which may cause conflicts of interest with our Directors and our Managing Member.

Currently, we do not have a compensation committee and do not have plans to form such a committee. This situation may give rise to conflicts of interests between the Partnership and management of the General Partner, which may not necessarily be resolved in our favor. This could have a material adverse effect on our business, operating results and financial condition.

Our Directors and Managing Member have no experience in managing a public company, which increases the risk that we will be unable to establish and maintain all required disclosure controls and procedures and internal controls over financial reporting and meet the public reporting and the financial requirements for our business.

Our management has a legal and fiduciary duty to establish and maintain disclosure controls and control procedures in compliance with the securities laws, including the requirements mandated by the Sarbanes-Oxley Act of 2002. Although our Directors have substantial business experience, they have no experience in managing a public company. The standards that must be met for management to assess the internal control over financial reporting as effective are complex, and require significant documentation, testing and possible remediation to meet the detailed standards. Because our Directors and Managing Member have no prior experience with the management of a public company, we may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting, and disclosure controls and procedures. In addition, the attestation process by our independent registered public accounting firm is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accounting firm. If we cannot assess our internal control over financial reporting and determine if it is effective or provide adequate disclosure controls or implement sufficient control procedures, or our independent registered public accounting firm is unable to provide an unqualified attestation report on such assessment, investor confidence and our value may be negatively impacted.

Our lending activities subject us to the risk of environmental liabilities.

Our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we will perform an environmental review before taking title under any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations. Because most properties pledged to secure BPL Loans are relatively old, they may contain lead paint. Rental units in Baltimore City, where the predominance of the Partnership’s collateral is located and where there is the greatest likelihood of lead paint, must be registered with government authorities before being rented, and rental interests that have not passed a lead paint inspection cannot be registered.

USE OF PROCEEDS

If all of the Units we are offering in this prospectus are sold, we expect proceeds to total $44,000,000 before deducting offering expenses. We currently intend to use the proceeds received from the sale of the Units in the following manner:

Total Proceeds:	$44,000,000	(1)	100.0%
Offering Expenses	422,456	(1)	1.0%
BPL Loans	43,750,000	(2)	99.0%
Total:	$44,000,000		100.0%

(1)	Estimated amounts.
(2)	We intend to use net proceeds to originate BPL Loans as described in this prospectus. Pending use of the proceeds to make BPL Loans, we expect to make intermediate investments in bonds, bank certificates of deposits or money market funds. We anticipate that such bond, CD or money market investments will never be more than approximately 10% of our total assets. We also reserve the right to use funds for routine operating expenses, including, but not limited to, the redemption or repayment of participation interests, loans or Units.

Proceeds will be used first to pay our offering expenses, and then to make BPL Loans. Assuming that the maximum $44,000,000 offering amount is raised, we currently intend to use approximately 99% of the net proceeds of this offering to make BPL Loans and pay routine operating expenses, including, but not limited to, the redemption or repayment of participation interests, loans, or Units.

There is no minimum amount of Units that must be sold under this offering and we do not anticipate any material changes to our planned use of proceeds if we fail to achieve the maximum $44,000,000 offering amount.

FINANCIAL STATEMENTS

Prior to its formation, the business of the Partnership was conducted through Bridge LLC. In November 2009, Bridge LLC was merged into the Partnership; the Partnership is therefore the successor to the business conducted by Bridge LLC. Bridge LLC’s audited financial statements for the years ended December 31, 2008 and 2007, and unaudited financial statements for the nine months ended September 30, 2009 and 2008, and the notes thereto, together with the reports of the independent registered public accounting firm thereon are presented beginning at page F-1.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Partnership was formed in November 2009; prior to our formation our business was conducted through Bridge LLC, which was merged into the Partnership in November 2009. The General Partner of the Partnership is Bridge GP, LLC. The Managing Member of the General Partner is BPL Manager, LLC, of which the sole member is David Borinsky, the founder of Bridge LLC. Before the merger, the equity owners of Bridge LLC contributed all their membership interests of Bridge LLC to the General Partner and became members of the General Partner. Our business operations are conducted from our headquarters in Towson, Maryland. The following discussion relates to our business activities previously conducted by Bridge LLC, as well as our plans and expectations for the conduct of that business by the Partnership. Reference in this discussion to “our” include the General Partner, the Partnership and Bridge LLC.

Since January 2007, our primary business has been making low balance Short Term Loans secured by first mortgages on residential properties to be acquired and renovated (or rehabilitated) located in low-and moderate-income areas in Baltimore City, Maryland and surrounding areas. We generally limit our loan amounts to under $200,000 for single-family homes and $400,000 for multi-family homes. The average loan size per property originated since January 2007 is $118,107, 78% of the loans were under $150,000, and

50% of the loans were under $100,000. The average loan size per property that was originated from October 1, 2008 through September 30, 2009 is $81,714. Loans are all short term, typically due in full in six to eight months.

Prior to that time, in 2006, when our business commenced, a substantial part of our business activities consisted of lending money secured by unimproved land and other speculative collateral, and we made loans from $100,000 to over $2,000,000. We no longer make such loans.

Prior to this offering we relied, in part, upon investors in loan participations. We originated and, on occasion, acquired commercial loans secured by mortgages and deeds of trust, and sold “participation interests” in our portfolio of loans to investors. Each participation interest is a direct interest in the principal and interest due under all BPL Loans outstanding from time to time. Each holder of a participation interest is paid a fixed interest rate on their investment.

This section continues with the following subsections:

1.	Comparison of Results of Operations for Nine Months Ended September 30, 2009 and 2008
2.	Comparison of Results of Operations for the Years Ended December 31, 2008 and 2007
3.	Comparison of Financial Condition at December 31, 2008 and 2007
4.	Comparison of Financial Condition at September 30, 2009 and December 31, 2008
5.	Liquidity and Capital Resources
6.	Known Trends, Events or Uncertainties
7.	Critical Accounting Policies
8.	Recent Accounting Pronouncements

Comparison of Results of Operations for Nine Months Ended September 30, 2009 and 2008

General.  We commenced our current lending of Short Term Loans, that is, small balance construction loans in low- and moderate-income neighborhoods, in January of 2007, and substantially all the loans made by us in 2007, 2008 and 2009 have been Short Term Loans. During the eight months of operations from April 2006, when we commenced operations, until December, 2006, we funded several large land loans (which are referred to in this Prospectus as “Land Loans”). As a result of instituting our policy in January 2007 of no longer extending either large sum loans or loans secured by unimproved land, we have broken out for management purposes loss and loan loss reserves relating to our Land Loans (all made in 2006) and our Short Term Loans.

For the nine month period ended September 30, 2009, we reported net income of $466,440, compared to net income of $399,498 reported for the nine month period ended September 30, 2008. The increase in net income for the nine months ended September 30, 2009 was due to increases in total interest income and fee income from several loan extensions during 2009 which was offset by an increase in interest expense and non-interest expenses. During the nine months ended September 30, 2009, we provided a $340,397 loan loss reserve (2.38% of our portfolio of Short Term Loans).

Net Interest Income.  Our revenues are derived from our lending business, and our net income depends largely upon our net interest income. Net interest income is the difference between interest income from loans (which includes loan origination fees) and investments, referred to as interest-earning assets, and interest expense on the participation interests and other borrowed funds, referred to as interest-bearing liabilities. Loan origination fees are fees charged to the borrower at the closing of a BPL Loan and are denominated as a percentage of the loan amount. Net interest income, divided by average interest-earning assets, represents our net interest margin.

Currently, except for a few loans, all of our loans were made to acquire and renovate residential properties and are secured by improved real estate.

Net interest income for the nine month period ended September 30, 2009 was $921,070, compared to $751,934 for the same period in the prior year. The $169,136 (22.5%) increase for the nine months ended

September 30, 2009 was primarily due to a $423,528 (34.5%) increase in interest income and loan origination fee income, offset by an $252,771 (52.9%) increase in interest expense on the participation interests and other loans payable. Our interest income increased during the nine months ended September 30, 2009 due to an increased loan portfolio, and our interest expense increased due to higher levels of borrowing to fund our lending activities. Our net interest margin for the nine months ended September 30, 2009 was 4.84% and for the nine month ended September 30, 2008 was 3.99%.

Provision for Loan Losses.  Our allowance for loan losses is based on the probable estimated losses that may be sustained in our loan portfolio and is based on Financial Accounting Standards Board (“FASB”) guidance for accounting by creditors for the impairment of a loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. The allowance, based on evaluations of the collectability of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectable. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, value of collateral, and current economic conditions and trends that may affect the borrower’s ability to pay.

During the nine month period ended September 30, 2009, we made a provision of $123,000 for loan losses, compared to a provision of $41,149 for loan losses for the same period in 2008. The increased provision in 2009 was due to growth in outstanding loans receivable, an increase in specific reserves on impaired loans, and in charge offs.

Transactions in the allowance for loan losses for the periods noted below were as follows:

	Nine Months Ended September 30,
	2009	2008
Beginning balance	$318,203	$200,000
Provision for loan losses	123,000	41,149
Short Term Loans charged off (net of recoveries)	(100,806)	—
Ending balance	$340,397	$241,149

Non-Interest Income.  For the nine months ended September 30, 2009 our non-interest income increased to $396,560 from $43,084 in the same period in 2008. Non-interest income consists of loan settlement costs, loan fees, gain on sale of loans, and a loss on the sale of real estate acquired through foreclosure. The $353,476 (820.4%) increase in non-interest income for the nine months ended September 30, 2009 over the comparable period in 2008 was primarily due to significant fees earned on loan extensions performed during 2009.

Non-Interest Expense.  For the nine months ended September 30, 2009 our non-interest expense, consisting primarily of salaries, commissions and other operating expenses, increased to $728,190 from $354,371 in the same comparable period in 2008. This $373,819 (105.5%) increase was due to, the expenses of marketing our new green building initiatives, legal and accounting expenses relating to this offering, higher compensation and other operation and overhead expenses due to increased loan activity.

Income Taxes.  Bridge LLC was a limited liability company and treated as a partnership for tax purposes. Accordingly, income and losses were taxed to Bridge LLC’s members and no provision for income taxes is made in Bridge LLC’s financial statements.

Comparison of Results of Operations for the Years Ended December 31, 2008 and 2007

General.  For the year ended December 31, 2008, we reported net income of $331,052, compared to a net loss of $(1,109,429) for the year ended December 31, 2007. The increase in net income for 2008 was due to an increase in total interest income and a significant decrease in our provision for loan losses in 2008 from 2007, partially offset by an increase in interest expense and non-interest expenses. In 2007, we provided a

$1,578,225 loan loss reserve, of which $1,378,225 were due to losses on two Land Loans in 2006. In 2008, we provided a $164,964 loan loss reserve (1.6% of our portfolio of Short Term Loans).

Net Interest Income.  Our revenues are derived from our lending business, and our net income depends largely upon our net interest income. Net interest income is the difference between interest income from loans (which includes loan origination fees) and investments, referred to as interest-earning assets, and interest expense on the participation interests and other borrowed funds, referred to as interest-bearing liabilities. Loan origination fees are fees charged to the borrower at the closing of a BPL Loan and are denominated as a percentage of the loan amount. Net interest income, divided by average interest-earning assets, represents our net interest margin.

Net interest income for the year ended December 31, 2008 was $943,341, compared to $703,717 for the year ended December 31, 2007. The $239,624 (34%) increase for 2008 was primarily due to a $354,595 increase in interest income and loan origination fee income, offset by an $114,971 increase in interest expense on the participation interests payable. Our interest income increased during 2008 due to an increased loan portfolio, and our interest expense increased due to higher levels of borrowing to fund our lending activities. Our net interest margin for 2008 was 5.09% and for 2007 was 4.92%.

Provision for Loan Losses.  Our allowance for loan losses is based on the probable estimated losses that may be sustained in our loan portfolio and is based on FASB’s guidance for accounting by creditors for the impairment of a loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectability of the principal is unlikely. The allowance, based on evaluations of the collectability of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectable. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, value of collateral, and current economic conditions and trends that may affect the borrower’s ability to pay.

During the year ended December 31, 2008, we made a provision of $164,964 for loan losses, compared to a provision of $1,578,225 for loan losses for the year ended December 31, 2007. The large provision in 2007 was due to net charge offs on two Land Loans totaling $1,378,225. In 2008 net charge offs totaled $46,761. At December 31, 2008, the allowance for loan losses equaled 9.0% of non-accrual and past due loans compared to 10.5% at December 31, 2007.

Transactions in the allowance for loan losses during the past two fiscal years were as follows:

	Years Ended December 31,
	2008	2007
Beginning balance	$200,000	$—
Provision for loan losses	164,964	1,578,225
Short Term Loans charged off (net of recoveries)	(46,761)
Land Loans charged off (net of recoveries)	—	(1,378,225)
Ending balance	$318,203	$200,000

Non-Interest Income.  Non-interest income increased to $98,644 in 2008 from $28,408 in 2007. Non-interest income consists of loan settlement costs and loan fees. The $70,236 (247.2%) increase in non-interest income in 2008 over 2007 was primarily due to increased loan volume.

Non-Interest Expense.  Non-interest expense, consisting primarily of salaries, commissions and other operating expenses, increased to $545,969 in 2008 from $263,329 in 2007. This $282,640 (107.3%) increase was primarily due to higher compensation and other operation and overhead expenses due to increased loan activity.

Income Taxes.  Bridge LLC was a limited liability company and treated as a partnership for tax purposes. Accordingly, income and losses were taxed to Bridge LLC’s members and no provision for income taxes is made in Bridge LLC’s financial statements.

Comparison of Financial Condition at December 31, 2008 and 2007

Assets.  Our total assets increased to $12,402,964 at December 31, 2008 from $8,292,365 at December 31, 2007. Our net loan portfolio increased to $10,637,093 at December 31, 2008 compared to $7,291,733 at December 31, 2007. The increase in the loan portfolio during the 2008 period is due to an increase in our business as more borrowers utilized us for acquisition and rehabilitation loans.

Liabilities.  Our liabilities consist primarily of commercial and private loans used to fund our lending business. In addition, we have in the past funded our lending activities by issuing participation interests in our mortgage loans to investors, whereby each investor holds an undivided participation interest in a particular loan or pool of loans. Our total liabilities increased to $7,757,916 in 2008 from $4,205,076 in 2007 primarily due to our growing loan portfolio. The following table illustrates our liabilities for the two years:

	As of December 31,
	2008	2007
Loans payable(1)	$2,817,183	$1,799,808
Loan participation interests(2)	4,165,566	2,369,900
Other Loans payable (commercial bank line)(3)	659,700	—
Accounts payable and accrued expenses	115,467	35,368
TOTAL LIABILITIES	$7,757,916	$4,205,076

(1)	Rates of return on these loans payable range from 8.0% to 13.5%. As of December 31, 2008, $1,800,957 of the outstanding amounts is unsecured, and the balance is secured by the assignment of certain loans receivable. These loans mature at different times, with an aggregate $1,317,183 maturing in 2009, and $1,500,000 maturing in 2011.
(2)	The loan participation interests carry rates ranging from 10% to 12%. All of these loan participation interests mature as the underlying loans are paid off, with amounts not requested back by the investors automatically rolled over into other loans in our portfolio.
(3)	During 2008, we entered into a line of credit facility with Hopkins Federal Savings Bank with available credit of up to $1,000,000 and interest payable on outstanding balances at the rate of 9.5% per annum. The line matures in January 2010 and is secured by the assignment of certain mortgages held by us on outstanding loans.

Non-Performing Loans.  Under FASB’s guidance for accounting by creditors for the impairment of a loan, a loan is considered impaired if it is probable that a lender will not collect all principal and interest payments according to the loan’s contractual terms. The impairment of the loan is measured at the present value of the expected cash flows using the loan’s effective interest rate, or the loan’s observable market price, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, our impairment of such loans is measured by reference to the fair value of the collateral. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loans principal balance. Interest income on the other nonaccrual loans is recognized only to the extent of interest payments received.

As of December 31, 2008 we had loans of $2,426,051, compared to $1,911,255 as December 31, 2007, which were more than 90 days late and for which we continue to accrue interest. We believe that these loans are adequately collateralized and that both the principal and related accrued interest are collectable.

Information with respect to non-performing loans as of December 31, 2008 and 2007 is as follows:

	December 31
	2008	2007
Total recorded investment in impaired loans at the end of the period	$1,113,697	$—
Amount of that recorded investment for which there is a related allowance for credit losses	1,113,697	—
Amount of that recorded investment for which there is no related allowance for credit losses	—	—
Amount of related allowance for credit losses associated with such investment	243,697	—
Amount of allowance for credit losses associated with other than impaired loans	74,506	200,000
The average recorded investment in impaired loans during the period	1,083,350	—
The related amount of interest income recognized within that period when the loans were impaired	—	—
The amount of income recognized using a cash basis during the time within that period that the loan was impaired	—	—

Real estate owned represents property acquired by foreclosure, deed in lieu of foreclosure or purchase, and consists of rental and held for sale real estate. At December 31, 2008, we had held for sale real estate owned of $1,127,131, which are considered non-performing assets, compared to none held at December 31, 2007.

Equity.  Members’ equity increased to $4,645,048 as of December 31, 2008 from $4,087,289 as of December 31, 2007 due to contributions of $2,210,811 and net income of $331,052, offset by distributions of $1,985,104.

Off-Balance Sheet Arrangements.  Aside from commitments letters with expiration dates of 30-90 days, we did not enter into agreements to make loans to borrowers in the ordinary course of our business. However, we did make line of credit type loans for rehabilitation of properties whereby borrowers draw down on their approved loans as needed. At December 31, 2008 we had $4.679,561 in these types of loans approved, with $1,003,057 of the approved amount unused or unfunded as of that date. At December 31, 2007 we had $1,746,790 in these types of loans approved, with $301,364 of the approved amount unused or unfunded as of that date. In addition, we had certain contractual obligations that are discussed below under the heading “Liquidity and Capital Resources”.

Comparison of Financial Condition at September 30, 2009 and December 31, 2008

Assets.  Our total assets increased to $14,856,941 as of September 30, 2009 from $12,402,964 at December 31, 2008. Our net loan portfolio increased to $13,992,855 at September 30, 2009 compared to $10,637,093 at December 31, 2008. The increase in the loan portfolio during the first nine months of 2009 is due to an increase in business as more borrowers utilized us for acquisition and rehabilitation loans.

Liabilities.  Our total liabilities increased to $10,976,893 as of September 30, 2009 from $7,757,916 as of December 31, 2008, primarily due to our growing loan portfolio. The following table illustrates our liabilities at September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008
Loans payable(1)	$2,948,199	$2,817,183
Loan participation interests(2)	6,259,037	4,165,566
Other loans payable(3)	1,680,698	659,700
Accounts payable and accrued expenses	88,959	115,467
TOTAL LIABILITIES	$10,976,893	$7,757,916

(1)	Rates on these loans payable range from 8.0% to 13.5%. As of September 30, 2009, $1,500,000 of the outstanding amounts is unsecured, and the balance is secured by the assignment of certain loans receivable. These loans mature at different times, with an aggregate $1,448,199 maturing in 2009, and $1,500,000 maturing in 2011.
(2)	The loan participation interests carry rates ranging from 10% to 12%, and are secured by the assignment of interests in a particular loan or pool of loans.
(3)	Other loans payable includes a line of credit facility with Hopkins Federal Savings Bank with available credit of up to $1,000,000 and interest payable on outstanding balances at the rate of 9.5% per annum. The line matures in January 2010 and is secured by the assignment of certain mortgages held by us on outstanding loans. In addition, $1,207,500 was borrowed from PSC Bridge, LLC during 2009 with interest payable at the rate of 15% per annum, which is also secured by the assignment of certain mortgages held by us on outstanding loans. Also during 2009, the Company borrowed $31,698, interest-free, from Ford Motor Credit to finance the purchase of an automobile for business purposes.

Non-Performing Loans.  As of September 30, 2009 we had loans of $3.7 million, compared to loans of $2.4 million as of December 31, 2008, which were more than 90 days late and for which we continue to accrue interest. We believe that these loans are adequately collateralized and that both the principal and related accrued interest are collectable.

Information with respect to non-performing loans as of September 30, 2009 and December 31, 2008 is as follows:

	September 30, 2009	December 31, 2008
Total recorded investment in impaired loans at the end of the period	$395,400	$1,113,697
Amount of that recorded investment for which there is a related allowance for credit losses	395,400	1,113,697
Amount of that recorded investment for which there is no related allowance for credit losses	—	—
Amount of related allowance for credit losses associated with such investment	228,207	243,697
Amount of allowance for credit losses associated with other than impaired loans	112,190	74,506
The average recorded investment in impaired loans during the period	754,549*	1,083,350
The related amount of interest income recognized within that period when the loans were impaired	—	—
The amount of income recognized using a cash basis during the time within that period that the loan was impaired	—	—

*	Average of September 30, 2009 and December 31, 2008

Real estate owned represents property acquired by foreclosure, deed in lieu of foreclosure or purchase, and consists of rental and held for sale real estate. At September 30, 2009, we had held for sale real estate owned of $289,386 which are considered non-performing assets, compared to $1,127,131 at December 31, 2008. The reduction in real estate owned is due to improvements in our underwriting standard and procedures, and the sale of properties during the nine months ended September 30, 2009.

Equity.  Bridge LLC’s members’ equity decreased to $3,880,048 as of September 30, 2009 from $4,645,048 as of December 31, 2008 due to contributions of $78,800 and net income of $466,440, offset by distributions of $1,310,239.

Off-Balance Sheet Arrangements.  At September 30, 2009 we had $11,424,108 in draw type of loans approved, with $928,486 of the approved amount unused or unfunded as of that date. At December 31, 2008 we had $4,679,561 in these types of loans approved, with $1,003,057 of the approved amount unused or unfunded as of that date. In addition, we have certain contractual obligations that are discussed below under the heading “Liquidity and Capital Resources”.

Liquidity and Capital Resources

The following table reflects the funding sources of Bridge LLC as of September 30, 2009.

Members’ Equity	$3,880,048
Notes Payable	2,948,199
Loan Participation Interests	6,259,037
Other Loans Payable	1,680,698
Total	$14,767,982

We depend on the availability of cash and cash equivalents to make loans, satisfy redemption requests from holders of our participation interests and otherwise fund operations. Prior to this offering, we funded operations primarily from contributions and unsecured loans from Bridge LLC’s members and the sale of loan participation interests in our outstanding loan portfolio. Each loan participation interest has a direct interest in the principal and interest due under all our loans outstanding from time to time. The loan participation interests carry rates ranging from 10% to 12%. All of these loan participation interests are scheduled to mature by December 31, 2009.

In 2008, we entered into a line of credit facility with Hopkins Federal Savings Bank with available credit of up to $1,000,000 and interest payable on outstanding balances at the rate of 9.5% per annum. The line matures in January 2010 and was secured by the assignment of certain mortgages that were held by us on outstanding loans. From time to time we may pledge some of the mortgage loans in our portfolio to secure loans or lines of credit for our activities.

In 2009, we borrowed $1,207,500 from PSC Bridge, LLC with interest payable at the rate of 15% per annum. The loan is secured by the assignment of certain mortgages that were held by us on outstanding loans and is guaranteed by the Partnership and David Borinsky.

Also in 2009, we borrowed $31,698, interest-free, from Ford Motor Credit to finance the purchase of an automobile for business purposes.

For the nine month period ended September 30, 2009, our primary sources of cash were principal and interest payments on loans (50%), capital contributions and subordinated unsecured loans from our members or equity owners (1%), proceeds from the sales of participation interests in loans (27%), and the proceeds from short-term private and commercial borrowings (21%). For the nine month period ended September 30, 2008, our primary sources of cash were proceeds from the sales of participation interests in loans, capital contributions from our members, and the proceeds from short-term private borrowings.

Although maturities and scheduled amortization of loans and investments are predictable sources of funds, the sale of Units, redemption requests, and mortgage loan prepayments are unpredictable and are greatly influenced by interest rate trends, economic conditions and competition.

We intend to continue to expand our operations through this offering and future public offerings of investor Units marketed by us. We expect that we will be able to attract more investors who are interested in our longer-term Units that have a fixed rate of return. However, there is no assurance that we will be successful.

Known Trends, Events or Uncertainties

Impact of Inflation and Interest Rates.  Our financial statements and notes thereto, presented elsewhere herein, have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is generally to increase the value of underlying collateral for the loans made by us to our borrowers. Unlike typical industrial companies, nearly all our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than the effects of inflation generally.

Critical Accounting Policies

The SEC has issued guidelines on the disclosure of critical accounting policies, which are those policies that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our significant accounting policies are disclosed in Note 1 to the audited financial statements presented elsewhere in this prospectus. We believe the following significant accounting policies also are considered critical accounting policies:

Loan Impairment.  Under the FASB’s guidance for accounting by creditors for the impairment of a loan, a loan is considered impaired if it is probable that the company will not collect all principal and interest payments according to the loan’s contractual terms. The impairment of the loan is measured at the present value of the expected cash flows using the loan’s effective interest rate, or the loan’s observable market price, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, the impairment of such loans is measured by reference to the fair value of the collateral. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loans principal balance. Interest income on the other nonaccrual loans is recognized only to the extent of interest payments received.

Allowance for Loan Losses.  Our allowance for loan losses is increased for charges to income and decreased for charge-offs (net or recoveries). Our periodic evaluation of the adequacy of the allowance is based on our past loan loss experience, known or inherent risks in our loan portfolio, adverse situations which may affect a borrower’s ability to repay, the estimated value of underlying collateral and current economic conditions. It is reasonably possible that our allowance for loan losses could change in the near term.

Our allowance for loan losses is the result of an estimation done pursuant to the FASB’s guidance for accounting by creditors for the impairment of a loan. The allowance consists of a specifically allocated component and a general unallocated component. The specific allowances are established in cases in which we have identified significant conditions or circumstances related to a loan that leads management to believe the probability that a loss may be incurred in an amount different from the amount determined by general allowance calculation described below.

Loans that are delinquent for more than three months are evaluated for collectability and placed in non-accrual status when management determines that future earnings on that loan may be impaired. While in non-accrual status, collections on loans, if any, are recorded as collection of loan principal and no interest is recorded. Loans deemed uncollectable are charged against the loan loss allowance, while recoveries are credit to, the allowance. Management adjusts the level of the allowance through the provision for loan losses, which is recorded as a current period operating expense.

Recent Accounting Pronouncements

Following is a discussion of recent pronouncements applicable to the Partnership:

On April 9, 2009, the FASB issued additional application and disclosure guidance regarding fair value measurements and impairments of securities in order to enhance consistency by increasing the frequency and clarity of fair value disclosures. The guidance was effective for interim and annual periods ending after June 15, 2009.

In May 2009, the FASB issued guidance on subsequent events, requiring entities to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the release of their financial statements. This guidance is effective for fiscal years and interim periods ending after June 15, 2009. The requirements of the guidance did not have a material impact on our financial condition or results of operation.

In June 2009, the FASB issued the Accounting Standards Codification (“Codification”), which became the source of authoritative GAAP recognized by FASB. Adherence to the new Codification is effective for financial statements issued for reporting periods that end after September 15, 2009. Rules and interpretive releases of the SEC are also sources of authoritative GAAP for SEC registrants. The requirements of the guidance were adopted beginning with the interim period ended September 30, 2009 and did not have a material impact on our financial condition or results of operation.

THE PARTNERSHIP

Overview

The Partnership is a Maryland limited partnership that was formed on November 19, 2009 with Bridge GP, LLC, a Maryland limited liability company, as the General Partner and David Borinsky as the initial limited partner. The Partnership is the successor to the business previously conducted by Bridge LLC, a Florida limited liability company. In November 2009, the equity owners of Bridge LLC contributed all their membership interests and became members of Bridge GP, LLC, as a result of which Bridge LLC became a wholly owned subsidiary of Bridge GP, LLC. Thereafter, Bridge LLC was merged with and into the Partnership.

This discussion relates to the business now being conducted by the Partnership, which was previously conducted by Bridge LLC. The management referred to in this section is the current management of the General Partner, which manages the Partnership and previously managed Bridge LLC. The management of the Partnership and the General Partner is discussed further in the section entitled “Management.”

Prior to November 2009, Bridge LLC’s capital was contributed from three sources: the equity investments of the members of Bridge LLC, investment by investors in participation interests in BPL Loans, and short term commercial debt. The previous equity owners of Bridge LLC are the equity owners of Bridge GP, LLC, the General Partner of the Partnership. As a result of the merger of Bridge LLC into the Partnership, the Partnership acquired assets from the General Partner having a net value of more than $3 million. Under the Partnership’s Limited Partnership Agreement, the General Partner covenants not to withdraw capital from the Partnership if it would cause the Partnership to have less than $3 million of equity. This covenant does not require the General Partner to restore its capital to $3 million if the equity in the Partnership falls below $3 million due to losses or any other reason.

Participation Interests

Prior to the merger, Bridge LLC made commercial loans secured by mortgages and deeds of trust. To fund the origination of these loans, Bridge LLC sold “participation interests” in its outstanding portfolio of BPL Loans to investors. Each participation interest has a direct interest in the principal and interest due under all BPL Loans outstanding from time to time. Each holder of a participation interest is paid a fixed interest rate on their investment.

In general terms, Bridge LLC assigned the investor an initial interest equal to percentage of all outstanding loans at that time expressed as a fraction, the numerator of which was the amount of the investment and the denominator of which was the total of all outstanding loans funded by Bridge LLC from time to time. For example, if the total of all outstanding loans funded by Bridge LLC at a particular time is $5 million, each investor who invested $100,000 was assigned a 2% interest in the principal and all payments under all of the loans. Each investor’s participating interest was adjusted from time to time as loans are paid off and/or more loans are funded. While an investor’s percentage interest changed as the size of Bridge LLC’s loan portfolio changed, the absolute dollar amount credited to each investor was not changed by virtue of changes in the size of Bridge LLC’s loan portfolio.

Each holder of a participation interest is paid a fixed interest rate on their investment, which may have represented less than the full interest on the BPL Loan. For example, if the interest rate charged on the BPL Loan was 12% and the participation interest pays 10%, Bridge LLC retained the 2% “spread” as part of its compensation for acquiring or originating and funding the loan.

In some instances when there was insufficient funding from investors to fund a prospective loan, Bridge LLC funded the balance needed. Bridge LLC also retained an interest in several BPL Loans for our own account when selling participation interests from inventory. The Partnership’s participation interest in the BPL Loans increased or decreased periodically as additional investors acquired participation interests or investors sold their participation interests.

The Partnership is not offering additional participation interests; rather, investors will invest in equity in the Partnership in the form of the Units. The participation interests in BPL Loans held by previous investors will be diluted by the capital raised in this offering. For example, an investor invested $100,000 for a 2% participation interest in the BPL Loans based on $5 million of outstanding BPL Loans; if, as a result of this offering there are $40 million of BPL Loans outstanding, the investor’s interest will be readjusted to a 0.25% participation interest. The foregoing calculations are only applicable to participation interests previously issued by the Partnership and are not applicable to the Units.

OUR BUSINESS

The Partnership’s primary business is making short-term non-consumer loans to rehabbers and investors to finance the acquisition and rehabilitation, with a focus on rehabilitation using “green building practices,” of single-family and multi-family homes in low- and moderate-income neighborhoods in Baltimore City, Maryland and surrounding areas, where demand for housing is strong but institutional financing is generally not available.

Since late 2008, the number of banks and other institutional lenders willing to lend for the acquisition and rehabilitation of homes in low- and moderate-income neighborhoods, whether for home buyers or investors with fully rehabbed rental properties, has decreased. Additionally, in good markets and bad, banks and other institutional lenders tend not to lend money secured by moderately priced housing until the property is fully renovated and either rented or ready for purchase by an owner-occupant. Rehabbers particularity rely on private lending sources such as the Partnership to fill the need for financing between the time a property is purchased and the time, after rehabilitation, when it is ready to be rented or sold. We believe that the BPL Loans fill a significant gap by providing much needed financing for areas with a growing need in a manner that minimizes the downsize risk inherent in these loans.

Although the demand for our loans is in part dependent on the strength of the national and local real estate markets, neither the quality nor the quantity of our loan opportunities appears to have been adversely affected by the recent downturn in the overall market.

Short Term Loans

Short Term Loan amounts are typically small, usually under $100,000 and seldom more than $200,000. The average loan size per property that was originated from October 1, 2008 through September 30, 2009 is $81,714. All Short Term Loans are personally guaranteed and, with few exceptions, are secured by first liens on real estate. While all lending, including lending secured by first liens on real estate, can be risky, we attempt to minimize the risk by only lending against real estate with a value that we estimate to be twenty to thirty percent higher than the loan amount. In order to insulate us from the risk of long term shifts in real estate values, the loans typically have short maturities, six to eight months in most cases.

Our typical borrower is an experienced rehabber committed to safe, quality, code-compliant rehabilitations. Even when the loan to value and other credit indicators are strong, we will not lend unless the borrower has prior renovation experience and has made a commitment to improve the property securing the loan to modern standards. During the 21-month period from January 1, 2008 to September 30, 2009, we approved and funded 195 separate loans. Almost all of our loans are construction or rehabilitation loans which are drawn down as needed by the borrower, and therefore the face amount of the loans is greater than the total amount we actually funded during that period. The average size per property of these loans was approximately $118,107, and the total amount funded during that period was approximately $21,828,320.

Mini-Perms

We expect to continue to focus on our Short Term Loans lending programs. However, we also plan to use some of the funds raised in this offering to begin a new program of medium term loans secured by properties that have been recently rehabbed and rented. The concept of this new program is to provide interim financing for rehabbers and other investors who need to refinance out of short term construction financing. While some local banks are making loans of this kind, there appears to be a shortage of credit for this purpose. We also expect our new Mini-Perms Program will only be available to persons with whom we have had a satisfactory experience with our Short Term Loans Program or have been referred to us by other lenders whom have had satisfactory experience with the borrower. Our underwriting standards and procedures are subject to change as we deem necessary to further our goals.

We believe that there will be significant demand for Mini-Perms. One reason is that there is a shortage of institutional lenders willing to underwrite such loans. Another reason is that banks are perceived as slower to process loan requests than noninstitutional lenders such as the Partnership, and banks are perceived as more restrictive on loan approvals. We also believe that we have greater expertise on the housing markets in which the properties securing Mini-Perms are located, because we specialize exclusively in loans for these types of collateral in these neighborhoods. Also, the Partnership will have greater familiarity with the character and business skills of its borrowers, as it will typically have dealt with him or her on at least one prior Short Term Loan or the borrower will have been referred by another lender who had a satisfactory experience with the borrower.

Under the Community Reinvestment Act, banks are required to lend in areas otherwise underserved by institutional lenders. We expect that our Mini-Perms will be secured by properties located in the underserved areas targeted by the Community Reinvestment Act. We expect to offer our Mini-Perms for sale to commercial banks, because such loans will count toward a bank’s Community Reinvestment Act obligations. If such sales occur, the proceeds from the loan sales will be returned to our pool of funds available to fund new construction and Mini-Perms.

Green Building Practices

Our Management endeavors to engage in sustainable, socially responsible business practices. We believe that such business practices result in healthier and more prosperous communities in which the Partnership conducts its lending activities, which in turn leads to better results for the Partnership.

To that end, we have recently focused our loan programs on construction and rehabilitation using sustainable material and building practices, often referred to as “green building practices.” Green building practices include the construction and design of homes in an ecological and resource efficient manner, using sustainable building methods, and avoidance of non-biodegradable materials. We expect that our program of facilitating green building practices will enhance the value of the properties whose renovations we finance because the homes will have significantly lower utility costs and superior interior air quality. We also believe that the use of green building material will make the homes more attractive to live in, thereby enhancing the quality of the credit being extended by us. Our underwriting procedures also include an evaluation of the borrower’s experience and commitment to using sustainable building practices and materials. We may expand our focus on green building practices to include the training of rehabbers in green building practices and the acquisition of property for rehabilitation consistent with these practices. Our current green building practices program is entitled “One Green Home at a Time.”

In addition, we have partnered with the Maryland chapter of the United States Green Building Council to create a “best practices” handbook for urban rehabbers. We intend to use the resulting handbook to encourage our borrowers, through training and through differential pricing, to renovate properties using environmentally sensitive practices. In addition to reflecting the values of management, we believe that our interest in socially responsible, environmentally sensitive business practices gives us a competitive advantage. Specifically, we believe that our sponsorship and propagation of green building practices and other socially responsible practices allows us to attract and enjoy repeat business from more sophisticated, experienced borrowers than would otherwise be the case.

Community Initiatives

As stated above, we believe that sustainable, socially responsible business practices will lead to better results for the Partnership, and our efforts in that regard have expanded beyond encouraging green building practices. We also attempt to organize portions of our lending around innovative, coordinated community-oriented initiatives.

Currently the Partnership is organizing The Greenwood Initiative which combines the physical renovation of houses with the reintroduction of social elements in run-down or abandoned urban communities. The Partnership is currently identifying neighborhoods to which it will direct its borrowers to purchase properties for renovation. Through the Greenwood Initiative, the Partnership also involves community groups and public agencies to coordinate the delivery of (i) social services, such as vocational training and after-school programs, and (ii) public infrastructure, such as new trees, traffic rerouting and community gardens. The Greenwood Initiative takes its name from an African-American neighborhood in Tulsa, Oklahoma that thrived in the latter part of the Nineteenth Century and into the Twentieth Century, but was destroyed in a murderous racial riot in 1921. We intend our initiative to be a tribute to the residents of Greenwood who succeeded in creating a dignified, prosperous community under difficult circumstances by creating thriving, nourishing and sustainable communities. We are marketing this initiative with the following logo that appears on advocacy and marketing materials.

Underwriting of BPL Loans

We have also developed underwriting standards and procedures to control the inherent risks relating to such loans. The procedures apply standards relating to approval limits, loan-to-value (“LTV”) ratios, valuation requirements, debt service coverage ratios, and other matters relevant to the loans and their collateral. We also rely on community contacts as well as referrals to originate loans. The Partnership has a policy of pursuing relationships with borrowers who are regularly in the business of purchasing and renovating urban properties, so that much of the lending is with repeat customers with a demonstrated ability to perform loan obligations. The Partnership also does not offer consumer loans or homeowner loans, including any subprime lending.

We concentrate on the loan-to-value ratio when making a loan. We primarily make loans in low- and moderate-income neighborhoods, and we target loans where the value of the real estate collateral is in the “average” range relative to other nearby properties. We favor loans of this kind for the following reasons: (i) “average” properties tend to experience smaller price declines when local real estate values deteriorate due to market conditions, (ii) because our loans are short term, typically six to eight months, there is less exposure to long term trends in the market, and (iii) because the collateral securing our loans, once renovated, tends to be in better than average condition in comparison to other properties in the neighborhood, we believe the properties are relatively more desirable than surrounding properties to potential renters and buyers.

We also determine the creditworthiness of the borrowers in part by considering credit scores. Credit scores are determined by complex computer programs which take into consideration many factors. There are three companies that are the primary providers of credit reports and credit scores for individuals, and we generally obtain credit reports and/or credit scores from all three companies. Credit scores range from the 400’s to the 800’s, with the lower the credit score, the lower the creditworthiness of the individual. For Short Term Loans, the credit score is one of several factors, along with LTV and the skill and experience of the borrower, which goes into the decision of whether to lend. For Mini-Perms, the borrower, or principal owner of the borrower if an entity, a credit score of 600 to 800 (the highest score possible) is within the range of acceptability, however, we prefer the credit score to be in the mid-600’s and above. We reserve the right, however, to make loans irrespective of credit scores if we determine that circumstances warrant it.

The General Partner’s Managing Member may approve any loan up to and including $200,000. The Managing Member and another member of the General Partner’s Board of Directors together must approve all loans over $200,000.

We have no internal appraisers and, as such, we rely upon our valuations to assist us in the determination of the value of collateral underlying a loan. We require title and hazard insurance on the property for all mortgage loans and a recorded deed of trust or mortgage. In addition, if we make a Mini-Perm, we may require the borrower to make payments to a mortgage escrow account for the payment of property taxes and insurance. We will monitor any Mini-Perms we make to ensure that all applicable taxes and insurance are timely paid.

By limiting our loans to low and moderate value properties, if there is a delay in repayment upon maturity, it is likely that the borrower can generate income from the property sufficient to keep current the obligations for the BPL Loans. Furthermore, properties in this value range experience smaller price declines than the overall market when values deteriorate, thereby reducing our risk of loss from non performing loans.

By making smaller loans we also spread our risk among many small loans so that in the event we experience a loss, the loss does not have a significant impact on the capital or earnings of the Partnership. We intend to continue to limit our lending to projects which we believe will limit the possibilities of losses.

Operations

We operate from leased office space located at 100 West Pennsylvania Avenue, Suite 4 Towson, Maryland 21204, that has a monthly rent of $1,700. We act as a mortgage banker of mortgage loans and perform the record keeping, loan administration and servicing functions with regard to our assets and liabilities. For example, our mortgage loan servicing includes collecting payments, and if necessary, instituting foreclosure procedures. We also administer our program of selling participation interests.

Our total assets of $14,856,941 as of September 30, 2009 consist primarily of mortgage loans and one parcel of foreclosed real property. In the normal course of business we collect the income generated by the assets; receive funds from investors; handle the redemption of participation interests; and maintain and track the receipts, disbursements and balances on escrow accounts established by our borrowers.

The following table sets forth certain information relating to our net interest spread for the periods indicated in the table. The average yield and cost of funds are derived by dividing interest income or interest expense by the average balance (exclusive of nonaccrual loans and of unamortized fees and costs) of loans receivable and the participation interests, respectively, for the periods shown. The interest categories are at contract rates and exclude the amortization of related fee income and expense.

Period	Average Yield Loan Portfolio	Cost of Funds	Net Interest Rate Spread
Nine months ended 9/30/09	14.00%	10.31%	3.67%
Nine months ended 9/30/08	11.96%	10.21%	1.64%
Year ended 12/31/08	11.90%	10.18%	1.59%
Year ended 12/31/07	11.38%	11.06%	0.28%

Technology

We maintain an off-site secondary location which has full back-up operability with up-to-date information. We use a commercial loan processing software known as Nortridge to track our loan portfolio. Our investment account software was made to our specifications to allow us to service the holders of our participation interests in an efficient and timely manner.

Business Strategy

Our business strategy is to grow and enhance our profitability by increasing our portfolio of mortgages. We anticipate that the funds necessary to carry through with this strategy will come from our lending activities and proceeds of this offering. We intend to continue managing our assets and maintaining strict collection procedures for any problem assets in order to increase our profitability. We expect to realize more operating efficiencies and cost controls as we invest the proceeds from this and future offerings, as we do not expect significant additional personnel or facilities will be needed. Despite an increasing portfolio of loans, we expect to hire only one more person.

Our loan programs are currently focused in Baltimore City, Maryland and surrounding areas. Depending upon the amount of capital raised in this offering we may expand our loan programs to other cities with similar demographic profiles. We intend to investigate opportunities to lend in other areas where there is a shortage of affordable housing, such as in the Eastern Shore of Maryland and in other urban centers in the United States with comparable housing conditions. If we decide to lend outside our primary area we intend to conduct that lending through a reputable, experienced person local to the lender area who has made a significant financial investment in the Partnership.

Market Area and Credit Risk Concentration

Our lending activities are concentrated primarily in Baltimore City, Maryland and surrounding areas. Loans in our local market areas made up approximately 95% of our total loan portfolio at December 31, 2008. As of December 31, 2008, the average size per property of loans in our portfolio closed since January 1, 2007 was approximately $118,107.

Competition

We face significant competition both in making loans and in attracting investor funds. Our competition for loans comes principally from local (and sometimes smaller) independent loan companies or individuals. Our competition for investor funds has historically come from competitors offering uninsured products, such as the mutual fund industry, securities and brokerage firms and insurance companies, as well as insured money market accounts and certificates of deposit at commercial banks.

While traditional banks have been reluctant to make loans in our market, and the mortgage crisis which played a significant role in the current economic downturn has tightened the credit market even further, we could face competition from large institutions. We do not believe that this is material to our financial condition or operations at this point. However, if traditional lenders offering lower interest rates loosen credit requirements for investment in the acquisition and rehabilitation of residential properties in low- and moderate-income neighborhoods, it is possible that we may have difficulty originating loans that meet our standards or that we will have difficulty competing with these larger originators, which often enjoy a lower cost of funds.

Non-Performing Assets

Non-performing assets consist of non-accrual loans and real estate owned and held for sale. Loans that are delinquent for more than 90 days are evaluated for collectability and placed in non-accrual status when management determines that future earnings on the loans may be impaired. While in non-accrual status, collections on loans, if any, are recorded as collection of loan principal and no interest is recorded. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation” for information concerning our non-performing assets.

Allowance for Loan Losses

We maintain an allowance for loan losses to absorb losses from the loan portfolio, which is based on management’s continuing evaluation of the quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of the collateral, past and anticipated loss experience, and the amount of non-performing loans. The allowance is increased by corresponding charges to provision for loan losses, and by recoveries of loans previously written-off. A write-off of a loan decreases the allowance. The adequacy of the allowance is periodically reviewed and adjusted by management based upon past experience, the value of the underlying collateral for specific loans, known or inherent risks in the loan portfolio and current economic conditions.

The most common known risk in the loan portfolio is a non-performing or impaired loan (i.e., the loan is more than 90 days late and the possibility of collection is remote). If we have specific knowledge or some other reason to consider a loan impaired, management reviews the loan to determine if an impairment loss is required. Collections on the loan reduce the balance of the impaired asset.

If the non-accrual loan begins performing again, then it is reclassified as a performing asset and will accrue interest retroactively from the last date interest had been previously accrued. If the impaired loan is only partially recovered, or if after all legal remedies have been exhausted, no recovery, or no additional recovery, is available, then the un-recoverable portion is written off against the loan loss allowance and the balance of the loan loss allowance is decreased by the amount of the loan being written-off.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation” for information concerning our loan loss allowances.

We believe that all of the loans 90 days past-due which are still accruing interest are adequately collateralized (based on recent valuations) and the evaluation of guarantees. We do not anticipate the loss of principal or accrued interest receivable on these loans.

Governmental Regulations

Federal and State Licensing and Supervision.  We may from time to time be subject to federal and state laws and regulations relating to banking or lending operations. These regulations may:

•	Require us to obtain and maintain additional licenses and qualifications

•	Subject us to supervision of and examination by regulatory agencies
•	Limit the interest rates, fees and other charges that we are allowed to collect
•	Limit or prescribe other terms of our loan arrangements with borrowers
•	Subject us to potential claims, defenses and other obligations

USA PATRIOT Act.  Congress adopted the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 Act (the “Patriot Act”) in 2001 in response to the terrorist attacks that occurred on September 11, 2001. Under the Patriot Act, certain financial institutions are required to maintain and prepare additional records and reports that are designed to assist the government’s efforts to combat terrorism. The Patriot Act includes sweeping anti-money laundering and financial transparency laws and required additional regulations, including, among other things, standards for verifying client identification when opening an account and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The Patriot Act currently has limited application to our business, in that it requires us to report certain client account information to the federal Financial Crimes Enforcement Network (“FinCEN”) if and to the extent requested by FinCEN. In the future, amendments to this law, and/or regulations promulgated thereunder, may impose additional burdens on us.

Governmental Monetary and Credit Policies and Economic Controls.  The earnings and growth of the lending industry and ultimately of the Partnership are affected by the monetary and credit policies of governmental authorities, including the Board of Governors of the Federal Reserve System (the “FRB”). An important function of the FRB is to regulate the national supply of credit in order to control recessionary and inflationary pressures. Among the instruments of monetary policy used by the FRB to implement these objectives are open market operations in U.S. Government securities, changes in the federal funds rate, changes in the discount rate of member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits and may also affect interest rates charged on loans or paid for deposits. The monetary policies of the FRB have had a significant effect on the operating results of lending institutions in the past and are expected to continue to have such an effect in the future. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the FRB, no prediction can be made as to possible future changes in interest rates or loan demand or their effect on our business and earnings.

Federal Securities Laws.  Following this offering, we will be subject to certain information reporting and other requirements of the Exchange Act, including provisions added to the Exchange Act by the Sarbanes-Oxley Act of 2002 and the regulations adopted by the SEC thereunder. These laws and regulations impose requirements and restrictions on us, including, among other things, restrictions on loans to and other transactions with insiders, additional disclosure requirements in the reports and other documents that we file with the SEC, and other corporate governance requirements.

Environmental Law.  Certain environmental regulations may affect our operations. For example, our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws which pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and cleanup costs relating to the contaminated property. While we would not knowingly make a loan collateralized by real property that was contaminated, it is possible that the environmental contamination would not be discovered until after we had made the loan. Because most properties pledged to secure our loans are relatively old, they may contain lead paint. We consult with lead paint experts to insure that all such properties are tested for lead paint before they are occupied by tenants or purchasers.

Future Legislation.  Periodically, the federal and state legislatures consider bills with respect to the regulation of financial institutions. Some of these proposals could significantly change the regulation of the financial services industry. We cannot predict whether such proposals will be adopted or their effect on us if they are adopted.

Although we believe that we are currently in compliance with statutes and regulations applicable to our business, there can be no assurance that we will be able to maintain compliance with existing or future governmental regulations. The failure to comply with any current or subsequently enacted statutes and regulations could result in the suspension of our business activities and/or the suspension or termination of the licenses on which we rely to conduct our business, and such suspension or termination could have a materially adverse effect on us. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations, or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements than those in which we currently conduct business could limit our activities in the future or significantly increase the cost of regulatory compliance.

Insurance

The Partnership maintains fidelity and theft insurance, comprehensive business and liability insurance. We are in the process of obtaining director’s and officer’s liability insurance, and “key person” life insurance on David Borinsky.

Personnel

At September 30, 2009, we had three full-time employees (working more than 30 hours per week) and one part-time employees (working fewer than 30 hours per week).

Legal Proceedings

We may at times, in the ordinary course of business, be a party to legal actions normally associated with a lending business.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. Our principal market risk is interest rate risk that arises from our lending business and the return we pay on investor Units. Our profitability is dependent on our net interest income. Interest rate risk can significantly affect net interest income to the degree that interest bearing liabilities mature or reprice at different intervals than interest earning assets. We do not utilize derivative financial or commodity instruments or hedging strategies in our management of interest rate risk. Our standard promissory note which we use in for Short Term Loans provides for an upward adjustment to interest if the six-month Treasury Bill rate goes above a certain threshold.

MANAGEMENT

Directors and Executive Officers

We are managed by the General Partner, Bridge GP, LLC. The General Partner’s Board of Directors is comprised of Craig Fadem, David Holmes, and Steven Rosenblatt. The Managing Member of the General Partner is BPL Manager, LLC, of which David Borinsky is the sole member. The affairs and business activities of the General Partner is managed by Mr. Borinsky, as the sole member of the Managing Member, and is overseen by the Board of Directors. As the sole member of the Managing Member, Mr. Borinsky has the sole authority to act on behalf of the General Partner and therefore has essentially complete control over the day-to-day operations of the Partnership. BPL Manager, LLC, and therefore Mr. Borinsky, may be removed as the Managing Member without cause by a majority vote of the General Partner’s Board of Directors.

There are no family relationships among any of the General Partner’s Directors or executive officers.

The following table sets forth the names, ages and positions of the General Partner’s current Directors and executive officers:

Name	Age	Position with the General Partner
David Borinsky	55	Sole Member of Managing Member*
Craig Fadem	58	Director
David Holmes	44	Director
Steven Rosenblatt	44	Director

*	Mr. Borinsky is the sole member of BPL Manger, the Managing Member of the General Partner

David Borinsky graduated from the University of Virginia in 1976 with a degree in economics, received a law degree from the University of Virginia in 1981, and received a Masters in Laws from New York University in 1983. At the University of Virginia law school he served as articles editor for the Virginia Tax Review, and at New York University he served as graduate editor of the Tax Law Review, widely viewed as the most prestigious scholarly publication in the country on Federal tax issues. From 1986 to 1990 he left the practice of law to work for real estate developers where his duties included cold calling leasing prospects, overseeing the financing and construction of several industrial/office/flex space projects and managing over 500,000 square feet of commercial space. From 2003 through 2006, Mr. Borinsky was a member of the law firm of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC where he served as head of the firm’s tax department and concentrated in real estate and Federal income taxation. In 2006, Mr. Borinsky founded Bridge LLC.

Craig Fadem graduated magna cum laude in 1973 with a Bachelor of Science in Chemical Engineering from University of Missouri — Rolla. From 1982 to 1984, Mr Fadem served on the Governor’s Task Force for Hazardous Waste Initiatives in the State of Maryland. Until 2002 Mr. Fadem worked in the environmental services industry. From 2003 to 2006, Mr. Fadem designed and developed condominium buildings in Ocean City, Maryland.

David Holmes worked in investment banking in the late 1980’s and early 1990’s in Philadelphia. He then returned to school and earned Masters Degree in Real Estate at the Johns Hopkins University Carey Business School. Since 1994, Mr. Holmes has owned and managed over 660 residential units in Baltimore. In the early part of the decade, he developed three successful apartment projects in Ocean City, Maryland. He has also acquired, master planned or developed 440 additional units. In addition to being the developer of Marketplace, a $50 million dollar mixed use project in an historic neighborhood in Baltimore, Mr. Holmes acquired and is master planning a $240 million mixed use development adjacent to the Johns Hopkins Medical Center.

Steve Rosenblatt is a developer and professional appraiser. His development experience includes permitting, construction and sell out of a ten million dollar condominium project and a fifteen million dollar condominium project and the permitting and sale to a national developer of a $250 million dollar condominium project. He has over twenty years experience appraising low to moderate, middle class and vacation home properties.

Beneficial Ownership of the General Partner

In November 2009 before the merger of Bridge LLC and the Partnership, the equity owners of Bridge LLC contributed all their membership interests of Bridge LLC to the General Partner and became members of the General Partner. As a result of the merger of Bridge LLC into the Partnership, the Partnership acquired assets from the General Partner having a net value of more than $3 million. The following table sets forth information as of November 2009 relating to the beneficial ownership of the General Partner’s equity interests by each person or group known by us to own beneficially more than five (5%) of our equity interests.

Title of Class	Name	Amount and Nature of Beneficial Ownership of General Partner	Percent of Class
Class A Membership Interest*	BPL Manager, LLC	1%	20%
	Craig Fadem Family Limited Liability Limited Partnership	1%	20%
	David Holmes	1%	20%
	Steven Rosenblatt	1%	20%
	Latitude 26 Investments Limited Liability Limited Partnership	1%	20%
Class B Membership Interest*	David Borinsky	1%	100%
Class C Membership Interest*	David Borinsky	18%	19.08%
	Craig Fadem Family Limited Liability Limited Partnership	19%	20.23%
	David Holmes	19%	20.23%
	Steven Rosenblatt	19%	20.23%
	Latitude 26 Investments Limited Liability Limited Partnership	19%	20.23%

*	The different classes relate only to allocations and distributions and not voting of interests in the General Partner

Board Committees

In March 2009, we created a standing Audit Committee, whose members are Messrs. Holmes and Fadem (Chairperson). The Audit Committee is responsible for reviewing the audit policy and program and recommending any policy changes to the General Partner’s Board of Directors, and the appointing, replacing, compensating, and overseeing the Partnership’s independent registered public accounting firm each year. The Audit Committee will meet with the external auditors, review all of our SEC filings, oversee our internal control structure and report to the Board of Directors on the findings. The Board of Directors has not adopted a written charter for the Audit Committee.

We are not required to have either a Nominations or a Compensation Committee. We currently believe that the Board of Directors as a whole can adequately fulfill the responsibilities of Nominations and Compensation committees. Our Directors, all of whom are independent, review and approve executive compensation policies and practices, review the salaries and the bonuses of the officers, including the Managing Member, and administer our benefit plans. The General Partner’s Managing Member, through Mr. Borinsky, provides input on the salaries of all officers and employees of the General Partner. Should the circumstances change, the Board of Directors may form one or both of these committees in the future.

Director Independence

The Board of Directors has determined that Messrs. Fadem, Holmes and Rosenblatt are “independent” as defined in Rule 5605(a)(2) of the listing standards of the NASDAQ Stock Market.

Director Compensation

No individual who serves on our Board of Directors has been awarded, earned, or was paid any remuneration for serving in such capacity. There are no proposals to pay any remuneration or enter into any employee arrangement with any individual who served on or serves on our Board of Directors to compensate for such services.

Executive Compensation

The Managing Member of the General Partner is BPL Manager, LLC, of which David Borinsky is the sole member. BPL Manager, LLC was compensated by Bridge LLC as provided below. We have included Mr. Borinsky as the named executive officer because he is the sole member of BPL Manager, LLC. The following table sets forth the total remuneration for services in all capacities awarded to, earned by, or paid to our Directors and executive officers. No other person or entity served in any executive capacity or earned any compensation for 2008. We do not maintain any non-equity incentive compensation, pension or other retirement, or non-qualified deferred compensation plans for our executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	All Other Compensation	Total
(a)	(b)	(c)	(i)	(j)
David Borinsky(1)	2008	$153,750	—	$153,750
Sole Member of BPL Manager, LLC	2007	$120,000	—	$120,000

(1)	As sole member of BPL Manager, LLC, the Managing Member of the General Partner

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of November 30, 2009 relating to the beneficial ownership of the Partnership’s equity interests by (i) each person or group known by us to own beneficially more than five (5%) of our equity interests; (ii) each of the General Partner’s Directors and executive officers; and (iii) all of our Directors and executive officers as a group, and includes all equity interests that may be acquired within 60 days of November 30, 2009. All of the equity interests are partnership interests, and the address of each of the persons named below is the address of our principal office except as otherwise indicated. Such beneficial ownership includes securities owned by or for the spouse, children or certain other relatives of the identified persons as well as other securities as to which the person has or shares voting or investment power. The same interests may be beneficially owned by more than one person.

Title of Class	Name and Address	Amount and Nature of Beneficial Ownership		Percent of Class
Limited Partnership Units	David Borinsky 5508 Kemper Rd Baltimore, MD 21210	1 Class C Unit	(1)	<1%
	Craig Fadem 111 N. Pompano Beach Blvd. Unit 1112 Pompano Beach, FL 33062	—		0%
	David Holmes 308 South Ann Street Baltimore, MD 21231	—		0%
	Steven Rosenblatt 9504 Harbor Lights Drive Berlin, MD 21811	—		0%
	All directors and executive officers as a group (1 persons)	1 Class C Unit		<1%
General Partnership Units	Bridge GP, LLC 100 West Pennsylvania Avenue Suite 4 Towson, Maryland 21204.	1 Unit		100%

(1)	Mr. Borinsky is the initial Limited Partner of the Partnership. Upon the initial sale of a Unit, Mr. Borinsky will contribute this Class C Unit back to the Partnership.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time, in the ordinary course of our business, we enter into loan transactions with related persons (as defined in Item 404 of the SEC’s Regulation S-K), including the General Partner’s Directors and executive officers, persons who beneficially own more than 5% of our outstanding equity interests, and the family members and other affiliates of such persons. All such transactions are consummated on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other customers. Since January 1, 2007, we and/or Bridge LLC have engaged in the following “related party transactions” as defined in Item 404(a) of the SEC’s Regulation S-K:

We have a loan outstanding to South Broadway Properties, LLC of which David Holmes has a 20% interest and David Borinsky has a 5% interest. The largest aggregate amount of principal outstanding since January 1, 2007 was $262,799. The amount outstanding as of November 22, 2009 was $302,329, of which $262,779 is principal and $39,550 is accrued interest. Since the funding of the loan, the interest rate has varied — it was 13% and 14% and is currently 20%. No principal has been paid since January 1, 2007. The amount of interest paid since January 1, 2007 is $39,571. This loan is secured by a townhouse building lot.

We have a loan outstanding to Coolfont Tee One, LLC, which is owned by David Borinsky’s brother. The largest aggregate amount of principal outstanding since January 1, 2007 was $80,000. The amount outstanding as of 11/22/09 was $83,039 of which $80,000 is principal and $3,039 is accrued interest. The interest rate on the loan is 12%. No principal has been paid since January 1, 2007. The amount of interest paid since January 1, 2007 is $29,440. This loan is secured by unimproved buildable land.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

We intend to obtain insurance to provide coverage to Directors and officers for their liability arising in the course of their duties, in order to limit our potential exposure for indemnification of managers and officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (referred to in this prospectus as the “Securities Act”) may be permitted to our Directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no established market for any of our equity interests, including the Units, and we do not expect that one will develop in the foreseeable future. Transactions in our equity interests are infrequent and privately negotiated by the buyer and seller in each case.

As of November 30 2009, the General Partner held the only General Partnership Unit and David Borinsky held one Class C Unit as the initial limited partner. Upon the initial sale of a Unit, Mr. Borinsky will contribute this Unit back to the Partnership.

DESCRIPTION OF THE UNITS

We are offering 88,000 Limited Partnership Units. At the time of investment, investors have a choice of committing to remain as a Limited Partner and not withdrawing from the Partnership for a designated period, as follows: Investors who commit to a five year investment in the Partnership will be Class A Limited Partners owning Class A Units; investors who commit to three-year investment in the Partnership will be Class B Limited Partners owning Class B Units; and investors who commit to an 18 month investment in the Partnership will be Class C Limited Partners owning Class C Units. Units will be designated into classes in the amounts, in the order, and at the times in which purchases are made.

The Units are issued in book entry only form. We do not intend to issue the Units in certificated form. The record of beneficial ownership of the Units will be maintained and updated by us through the establishment and maintenance of accounts. You must purchase a minimum of ten Units for $5,000. IRAs or employee retirement plans must purchase a minimum of twenty Units for $10,000. We reserve the right to waive this minimum and accept a lesser amount from any investor. In fact, we intend to allow purchases of as little as $500 in Units if the purchases are made by a custodian for a minor family member (i.e., for a member of the purchaser’s family who is under 18 years old).

Rates of Return

Holders of Class A Units are entitled to a cumulative annual return of 9.0%; holders of Class B Units are entitled to a cumulative annual return of 7.0%; and holders of Class C Units are entitled to a cumulative annual return of 5.0%.

Distributions

Distributions will be made in the discretion of the General Partner if and to the extent funds are available for distribution to Limited Partners; subject to the foregoing, we expect that distributions will be made monthly. Distributions will be paid to you by check mailed to your address as it appears in our register. If funds are not available for payment of distributions, the cumulative annual return will nevertheless continue to accrue and will be payable when funds are available therefor or at the time that an investor withdraws from the partnership, whichever comes earlier.

After all accrued returns payable to the Limited Partners have been satisfied, the Partnership may distribute all remaining assets to the General Partner until the General Partner’s capital account is reduced to zero. Thereafter, the Partnership may choose to make distributions to the Limited Partners until all their respective capital accounts are reduced to zero. Thereafter, all remaining assets may be distributed to the General Partner.

Priority of Distributions

With respect to any distributions, the Class A Units, Class B Units, and Class C Units will rank equally and without preference as among each other, and will rank senior in right of payment to the general partnership interests. Distributions will be paid first to the Limited Partners, in proportion to their respective accrued return, and thereafter distribution of residual funds, if any available for distribution, will be made to the General Partner.

Withdrawal at End of Non-Withdrawal Period

Prior to the expiration of your Non-Withdrawal Period, you will be sent a notice advising you of the expiration of the Non-Withdrawal Period and giving you the opportunity to either withdraw from the Partnership or continue you investment. If you elect to withdraw, the Partnership will either, at its option, repurchase your Units or identify a purchaser for your Units. If the Partnership elects to identify another purchaser for your Interest, the time for repurchase of your Units will be automatically extended for an additional 60 day period.

If you elect to continue your investment, you may keep your Units in the same Class, or you may elect to transfer your Units to another Class. For example, if you hold a Class A Units, you can elect to continue your investment in the Partnership by holding a Class B Units, with a new non-withdrawal period applicable to that Class.

Your election must be made within 30 days after the expiration of your Non-Withdrawal Period. If no election is made within the appropriate time period, you will be deemed to have elected to continue your investment in the Partnership and remain a Limited Partner in the same Class and for the same Non-Withdrawal Period as you were previously.

Your right to continue your investment and reinvest your Units in the Partnership at the end of your Non-Withdrawal Period, and the Partnership’s right to identify another investor to purchase your Units, is subject to there being in effect an effective registration statement under the Act and the Units continuing to being registered under the Act and the State Acts.

Redemption of Interest

We may call your Units for redemption at any time without penalty or premium by written notice to you. We will give you a written notice at least seven (7) days prior to the date set for redemption of any Units held by you. The redemption price will be equal to the amount of your initial investment paid for your Units, plus your cumulative annual return to the date of redemption. The redemption price will be paid to you by check mailed to your address as it appears in our register.

DESCRIPTION OF THE LIMITED PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our Limited Partnership Agreement not summarized elsewhere in this Prospectus, a copy of the Limited Partnership Agreement as an attachment to this Prospectus.

Organization

We are organized as a limited partnership under the Maryland Revised Uniform Limited Partnership Act (referred to in this prospectus as the “Partnership Act”). The General Partner is Bridge GP, LLC. Our Limited Partners are David Borinsky, as the initial limited partner, and the duly admitted Class A Limited Partners, Class B Limited Partners, and Class C Limited Partners.

Capital Contributions

In November 2009 before the merger of Bridge LLC and the Partnership, the equity owners of Bridge LLC contributed all their membership interests of Bridge LLC to the General Partner and became members of the General Partner. As a result of the merger of Bridge LLC into the Partnership, the Partnership acquired assets from the General Partner having a net value of more than $3 million. The General Partner is not required to make any further capital contributions to the Partnership, but, it has the right to do so. Each Limited Partner will contribute to the Partnership the amount of his/her investment for the purchase of Units. Limited Partners are not obligated to make any further capital contributions to the Partnership.

Allocations

The Limited Partners will be allocated net income equal to their non-liquidating distributions that are based upon their accrued return. The balance of the net income will be allocated to the General Partner.

Limited Liability of the General Partner

The General Partner, any affiliate of the General Partner, any officer, director, stockholder, member, partner, employee, agent or assign of the General Partner, or any of its affiliates, who was, at the time of the act or omission in question, such a person or entity (collectively to referred to in this Prospectus as the “Related Persons”), shall not be liable, responsible or accountable, whether directly or indirectly, in contract, tort or otherwise, to the Partnership, any other person in which the Partnership has a direct or indirect interest or any Limited Partner for any damages asserted against, suffered or incurred by the Partnership, any other person or entity in which the Partnership has a direct or indirect interest or any Partner (or any of their respective Affiliates) arising out of, relating to or in connection with any act or failure to act pursuant to the Partnership Agreement or otherwise with respect to: the management or conduct of the business and affairs of the Partnership; the offer and sale of Units in the Partnership; and the management or conduct of the business and affairs of any Related Person insofar as such business or affairs relate to the Partnership, any other person or entity in which the Partnership has a direct or indirect interest or to any Partner in its capacity as such, including, without limitation, all activities in the conduct of other business engaged in by it (or them) which might involve a conflict of interest vis-a-vis the Partnership, any other person or entity in which the Partnership has a direct or indirect interest or any Partner (or any of their respective Affiliates) or in which any Related Person realizes a profit or has an interest, except for any such damages that are finally found by a court of competent jurisdiction to have resulted primarily from the bad faith, gross negligence or intentional misconduct of, or material breach of the Partnership Agreement or knowing violation of law by the General Partner or Related Persons.

Neither the General Partner nor any other Related Person shall be personally liable for the return of the capital contributions of any Limited Partner or any portion thereof or interest thereon, and such return shall be made solely from available Partnership assets, if any.

Limited Liability of the Limited Partners

The liability of each Limited Partner is limited to the amount that he/she is obligated to contribute to us for the purchase of his/her Units plus any undistributed distributions.

Management

The Partnership will be managed exclusively by the General Partner. The Limited Partners will have no part of management of the Partnership, and have no authority or right in their capacity as Limited Partners to act on behalf of the Partnership in connection with any matter.

The General Partner has the power and authority to acquire, hold, manage, own, sell, transfer, convey, assign, exchange, pledge or otherwise dispose of the Partnership’s investments made or other property held by the Partnership. In its discretion, the General Partner may invest temporarily in bonds, bank certificates of deposits or money market funds.

The General Partner shall not do any act in contravention of any applicable law or regulation or any provision of the Partnership Agreement or possess Partnership property for other than a Partnership purpose.

Conflicts of Interest

The General Partner and any other Related Person may engage for its or their own accounts and for the accounts of others, in other business ventures and activities of every nature and description whether such ventures are competitive with the business of the Partnership. Neither the Partnership nor any Limited Partner shall have any rights or obligations in and to such independent ventures and activities or the income or profits derived therefrom. While the General Partner intends to avoid situations involving conflicts of interest, there may be situations in which the interests of the Partnership may conflict with the interests of the General Partner or any other Related Person and such situations will not, in any case or in the aggregate, be deemed a breach of the Partnership Agreement or any duty owed by the General Partner or such Related Person to the Partnership or to any Limited Partner.

Neither the General Partner nor any other Related Person shall be obligated to disclose or refer to the Partnership any particular investment opportunity, whether or not any such opportunity is of a character which could be taken by the Partnership.

Admission of New Limited Partners

The Partnership may admit Limited Partners in the General Partner’s discretion. A new Limited Partner must agree to be bound by the terms and provisions of the Partnership Agreement and shall be deemed to have done so by virtue of the acceptance of its subscription. Upon admission the new Limited Partner shall have all the rights and duties of a Limited Partner in the Partnership.

Books and Records

The Partnership will maintain books and records in such manner as is utilized in preparing the Partnership’s United States federal information tax return in compliance with § 6031 of the Internal Revenue Code (the “Code”), and such other records as may be required in connection with the preparation and filing of the Partnership’s required United States federal, state and local income tax returns or other tax returns or reports of foreign jurisdictions.

All such books and records will be made available at the principal office of the Partnership and will be open to the reasonable inspection and examination of the Limited Partners or their duly authorized representatives during normal business hours upon five business days’ prior written notice.

Restrictions on Transfers of Limited Partnership Units

Except with the express written consent of the General Partner, which may be withheld in its discretion, a Limited Partner may not assign, sell, transfer, pledge, hypothecate or otherwise dispose of any of the attributes of the Limited Partner’s interest, except by last will and testament or by operation of law. Any assignment, sale, transfer, pledge, hypothecation or other disposition made in violation of the Partnership Agreement shall be void and of no effect.

In addition to requiring the written consent of the General Partner, any purported disposition of a Limited Partner’s interest shall be subject to the satisfaction of the following conditions: the General Partner shall have been given at least twenty business days prior written notice of such desired disposition specifying the name and address of the proposed assignee and the terms and conditions of the proposed disposition; the assigning Limited Partner or assignee shall undertake to pay all expenses incurred by the Partnership or the General Partner on behalf of the Partnership in connection with the proposed disposition; the Partnership shall receive from the assignee such documents, instruments and certificates set forth in the Partnership Agreement and as may be requested by the General Partner, including an opinion of counsel regarding such disposition; and such disposition would not pose a material risk that the Partnership will be treated as a “publicly traded partnership” within the meaning of § 7704 of the Code and the regulations promulgated thereunder or make the Partnership ineligible for “safe harbor” treatment under § 7704 of the Code and the regulations promulgated thereunder.

Restrictions on Assignment and Withdrawal of General Partnership Units

The General Partner does not have the right to assign, pledge or otherwise transfer its interest as the general partner of the Partnership, and the General Partner does not have the right to withdraw from the Partnership, without the consent of Limited Partners with at least 66-2/3% of the aggregate Units held by all of the Limited Partners. In the event of such an assignment or other transfer of all of its interest as a general partner of the Partnership, the General Partner’s assignee or transferee will be substituted in its place as general partner of the Partnership and the General Partner will withdraw as a general partner of the Partnership.

Termination of the Partnership

The Partnership’s existence can be terminated by, among other events, the following events: the failure to continue the business of the Partnership following the bankruptcy, dissolution, liquidation, withdrawal or removal of the General Partner (collectively referred to in this Prospectus as a “Disabling Event”) if the Limited Partners holding a majority of the Units held by all of the Limited Partners do not consent in writing within 180 days of the Disabling Event to continue the Partnership and appoint a successor general partner; a determination by the General Partner to terminate the Partnership made in its sole discretion; a determination by the Limited Partners with at least 80% of the aggregate Units held by all of the Limited Partners; or the entry of a decree of judicial dissolution pursuant to the Partnership Act.

Amendments to the Limited Partnership Agreement

As set forth in Section 14.1 of the Partnership Agreement, the amendment or modification of the following provisions require the written consent of the General Partner and Limited Partners with at least 66-2/3% of the aggregate Units held by all of the Limited Partners: the term of the of Partnership; liability of the General Partner; limited liability of the Limited Partners; capital contributions and capital calls; capital accounts; allocations to capital accounts; tax allocations; non-liquidating distributions; distributions in redemption of a Limited Partner’s interest; final distribution; management by General Partner; other activities of the General Partner and Related Persons; partnership expenses; indemnification of General Partner; event of termination; winding-up; distributions in cash or in kind or a winding-up; time for liquidation; effect of bankruptcy, etc. of General Partner; amendments; grant of power of attorney; and payment in U.S. dollars.

The General Partner has the authority to amend or modify the Partnership Agreement without any vote or other action by the other partners, to satisfy any requirements, conditions, guidelines, directives, orders, rulings or regulations of any governmental authority, or as otherwise required by applicable law. The General Partner also has the authority to amend or modify this Agreement without any vote or other action by the other partners: (a) to reflect the admission of substitute, additional or successor partners and transfers of Units pursuant to this Agreement; (b) to qualify or continue the Partnership as a limited partnership (or a partnership in which the Limited Partners have limited liability) in all jurisdictions in which the Partnership conducts or plans to conduct business; (c) to change the name of the Partnership; (d) to cure any ambiguity or correct or supplement any provisions herein contained which may be incomplete or inconsistent with any other provision herein contained; or (e) to correct any typographical errors contained herein.

All other sections of the Partnership Agreement (and all defined terms as used therein) may be modified or amended only with the written consent of the General Partner and the Limited Partners with more than 50% of the aggregate Units held by all of the Limited Partners.

Power of Attorney

Each Limited Partner grants to the General Partner a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution and the amendment of the Partnership Agreement.

Meetings

The Partnership will not hold annual meetings unless the Limited Partners holding 20% of the aggregate Units held by all of the Limited Partners petitions the General Partner for a meeting.

ERISA CONSIDERATIONS

The following is a summary of the material non-tax considerations associated with an investment in the Partnership by a qualified plan, Keogh Plan or an IRA (a “benefit plan”). This summary is based on provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Code, as amended through the date of this prospectus, and relevant regulations and opinions issued by the Department of Labor (“DOL”). No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming which would significantly modify the statements expressed herein. Any changes may or may not apply to transactions entered into prior to the date of their enactment.

Fiduciaries Under ERISA

A fiduciary of a pension, profit sharing or other employee benefit plan subject to Title I of ERISA should consider whether an investment in the Units is consistent with his or her fiduciary responsibilities under ERISA. In particular, the fiduciary requirements under Part 4 of Title I of ERISA require the discharge of duties solely in the interest of, and for the exclusive purpose of providing benefits to, the ERISA plan’s participants and beneficiaries. A fiduciary is required to perform the fiduciary’s duties with the skill, prudence, and diligence of a prudent man acting in like capacity, to diversify investments so as to minimize the risk of large losses unless it is clearly prudent not to do so, and to act in accordance with the ERISA plan’s governing documents, provided that the documents are consistent with ERISA.

Fiduciaries with respect to an ERISA plan include any persons who have any power of control, management, or disposition over the funds or other property of the ERISA plan. An investment professional who knows, or ought to know, that his or her advice will serve as one of the primary bases for the ERISA plan’s investment decisions may be a fiduciary of the ERISA plan, as may any other person with special knowledge or influence with respect to an ERISA plan’s investment or administrative activities.

While the beneficial “owner” or “account holder” of an IRA is treated as a fiduciary of the IRA under the Code, IRAs generally are not subject to ERISA’s fiduciary duty rules, although they are subject to the Code’s prohibited transaction rules explained below. Also, certain qualified plans of sole proprietors or partnerships in which at all times (before and after the investment) the only participant(s) is/are the sole proprietor and his or her spouse or the partners and their spouses, and certain qualified plans of corporations in which at all times (before and after the investment) the only participant(s) is/are an individual and/or his or her spouse who own(s) 100% of the corporation’s stock, are generally not subject to ERISA’s fiduciary standards, although they also are subject to the Code’s prohibited transaction rules explained below.

A person subject to ERISA’s fiduciary rules with respect to an ERISA plan should consider those rules in the context of the particular circumstances of the ERISA plan before authorizing an investment of a portion of the ERISA plan’s assets in Units.

Fiduciaries of an ERISA plan that permits a participant to exercise independent control over the investments of his individual account in accordance with Section 404(c) of ERISA (a “self-directed investment” arrangement) generally will not be liable for any investment loss or for any breach of the prudence or diversification obligations that results from the participant’s exercise of such control, and the participant is not deemed to be a fiduciary subject to the general ERISA fiduciary obligations described above merely by virtue of his exercise of such control. Liability can, however, be imposed upon the fiduciary of an ERISA plan for losses resulting from a participant’s direction of the investment of assets in his individual account into a particular investment option under the ERISA plan if the fiduciary acted imprudently in offering, or continuing to offer, the investment under the ERISA plan.

The fiduciary of an IRA or a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees should consider that such an IRA or non-ERISA Plan may only make investments that are authorized by the appropriate governing documents and under applicable state law.

Prohibited Transactions Under ERISA and the Code

Any fiduciary of an ERISA plan or a person making an investment decision for a non-ERISA Plan or an IRA should consider the prohibited transaction provisions of Section 4975 of the Code and Section 406 of ERISA when making their investment decisions. These rules prohibit such plans from engaging in certain transactions involving “plan assets” with parties that are “disqualified persons” described in Section 4975(e)(2) of the Code or “parties in interest” described in Section 3(14) of ERISA, each of which are referred to as “disqualified persons.”

“Prohibited transactions” include, but are not limited to, any direct or indirect transfer or use of a qualified plan’s or IRA’s assets to or for the benefit of a disqualified person, any act by a fiduciary that involves the use of a qualified plan’s assets in the fiduciary’s individual interest or for the fiduciary’s own account, and any receipt by a fiduciary of consideration for his or her own personal account from any party dealing with a qualified plan. Under ERISA, a disqualified person that engaged in a prohibited transaction will be made to disgorge any profits made in connection with the transaction and will be required to compensate any ERISA plan that was a party to the prohibited transaction for any losses sustained by the ERISA plan. Section 4975 of the Code imposes excise taxes on a disqualified person that engages in a prohibited transaction with an ERISA plan or a non-ERISA plan or an IRA subject to Section 4975 of the Code. If the disqualified person who engages in the transaction is the individual on behalf of whom the IRA is maintained (or his beneficiary), the IRA may lose its tax exempt status and the assets will be deemed to be distributed to such individual in a taxable transaction.

In order to avoid the occurrence of a prohibited transaction under Section 4975 of the Code and/or Section 406 of ERISA, Units may not be purchased by an ERISA plan, an IRA, or a non-ERISA plan subject to Section 4975 of the Code, as to which the Managing Member of the General Partner, or any of its affiliates, have investment discretion with respect to the assets used to purchase the Units, or with respect to which they have regularly given individualized investment advice that serves as the primary basis for the investment decisions made with respect to such assets. Additionally, fiduciaries of, and other disqualified persons with respect to, an ERISA Plan, an IRA, or a non-ERISA plan subject to Section 4975 of the Code, should be alert to the potential for prohibited transactions to occur in the context of a particular plan’s or IRA’s decision to purchase Units.

None of the Managing Member of the General Partner, the General Partner nor the Partnership shall have any liability or responsibility to any benefit plan that is a Limited Partner or any other Limited Partner, including any Limited Partner that is a tax exempt entity, for any tax, penalty or other sanction or costs or damages arising as a result of there being a prohibited transaction or as a result of Partnership assets being deemed plan assets of the Limited Partner under the Code or ERISA or other applicable law.

“Plan Assets”

If our assets were determined under ERISA or the Code to be “plan assets”:

•	the prudence standards and other provisions of Part 4 of Title I of ERISA would be applicable to any transactions involving our assets;
•	persons who exercise any authority or control over our assets, or who provide investment advice to us, would (for purposes of the fiduciary responsibility provisions of ERISA) be fiduciaries of each ERISA Plan that acquires the Units, and transactions involving our assets undertaken at their direction or pursuant to their advice might violate their fiduciary responsibilities under ERISA, especially with regard to conflicts of interest;
•	A fiduciary exercising his investment discretion over the assets of an ERISA plan to cause it to acquire or hold the Units could be liable under Part 4 of Title I of ERISA for transactions we enter into that do not conform to ERISA standards of prudence and fiduciary responsibility; and
•	certain transactions that we might enter into in the ordinary course of our business and operations might constitute “prohibited transactions” under ERISA and the Code.

An ERISA plan’s fiduciaries might, under certain circumstances, be subject to liability for actions taken by the Managing Member of the General Partner or its affiliates, and certain of the transactions described in this prospectus in which we might engage, including certain transactions with affiliates, may constitute prohibited transactions under the Code and ERISA with respect to such ERISA plan, even if their acquisition of Units did not originally constitute a prohibited transaction.

Under ERISA and applicable DOL regulations governing the determination of what constitutes assets of an ERISA plan in the context of investment securities such as Units, an undivided interest in the underlying assets of a collective investment entity such as the Partnership will be treated as “plan assets” of “Benefit Plan Investors” (as that term is defined under ERISA) if (i) the securities are not publicly offered, (ii) 25% or more of the total value of each class of equity securities of the entity is owned by Benefit Plan Investors, (iii) the interests of the Benefit Plan Investors are “equity interests,” and (iv) the entity is not an “operating company.” In order for securities to be treated as “publicly offered,” they have to be either (a) part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934 or (b) sold as part of an offering registered under the Securities Act of 1933, and must also meet certain other requirements, including a requirement that they be “freely transferable.”

Units will be sold as part of an offering registered under the Securities Act of 1933. However, we believed that the restrictions on transferability of Units (see “Restrictions on Transfers of Limited Partnership

Units”) prevent the Units from being “freely transferable” for purposes of the DOL’s regulations. Consequently, in order to ensure that our assets will not constitute “plan assets” of Limited Partners which are ERISA plans, the Managing Member of the General Partner will take such steps as are necessary to ensure that ownership of Units by Benefit Plan Investors is at all times less than 25% of the total value of outstanding Units. In calculating this limit, the Managing Member of the General Partner shall, as provided in the DOL’s regulations, disregard the value of any Units held by a person (other than a Benefit Plan Investor) who has discretionary authority or control with respect to our assets, or any person who provides investment advice for a fee (direct or indirect) with respect to our assets, or any affiliate of any such a person. However, neither we nor the Managing Member of the General Partner nor the Sole Member of the Managing Member shall have any liability or responsibility to any tax exempt entity Limited Partner or any other Limited Partner for any tax, penalty or other sanction or costs or damages arising as a result of partnership assets being deemed plan assets of a tax exempt entity Limited Partner under the Code or ERISA or other applicable law.

Other ERISA Considerations

In addition to the above considerations in connection with the “plan assets” issue, a decision to cause a benefit plan to acquire Units should involve consideration, among other factors, of whether:

•	the investment is in accordance with the documents and instruments governing the benefit plan;
•	the purchase is prudent in light of the diversification of assets requirement and the potential difficulties that may exist in liquidating Units;
•	the investment will provide sufficient cash distributions in light of the benefit plan’s required benefit payments or other distributions;
•	the evaluation of the investment has properly taken into account the potential costs of determining and paying any amounts of federal income tax that may be owed on UBTI derived from the Partnership;
•	in the case of an ERISA plan, the investment (or, in the case of a self-directed individual account arrangement under Section 404(c) of ERISA and regulations promulgated thereunder, the decision to offer the investment to participants in the ERISA plan) is made solely in the interests of the ERISA plan’s participants; and
•	the fair market value of Units will be sufficiently ascertainable, and with sufficient frequency, to enable the benefit plan to value its assets in accordance with the rules and policies applicable to the benefit plan.

Prospective ERISA plan investors should note that, with respect to the diversification of assets requirement, the legislative history of ERISA and a DOL advisory opinion indicate that the determination of whether the assets of an ERISA plan that has invested in an entity such as the Partnership are sufficiently diversified may be made by looking through the ERISA plan’s interest in the entity to the underlying portfolio of assets owned by the entity.

The fiduciaries of each benefit plan proposing to invest in the Partnership may be required to make certain representations, including, but not limited to, a representation that they have been informed of and understand the Partnership’s investment objectives, policies, and strategies, and that the decision to invest assets in the Partnership is consistent with the provisions of ERISA that require diversification of plan assets and impose other fiduciary responsibilities. Additionally, each benefit plan will be required to represent that to the best of its knowledge neither the Partnership nor any of its affiliates is a party in interest or disqualified person, as defined in Section 3(14) of ERISA and Section 4975(e)(2) of the Code, with respect to such benefit plan.

DETERMINATION OF OFFERING PRICE

The offering price of the Units was arbitrarily determined by the General Partner and was based upon consideration of various factors including the availability and demand for such investments. The price of the Units does not bear any relationship to our assets, book value, net worth or other economic or recognized criteria of value. In no event should the offering price of the Units be regarded as an indicator of any future market price of the Units.

PLAN OF DISTRIBUTION

We are offering, on a continuous basis, up to 88,000 in Units. We will require a minimum investment of ten Units, or $5,000, but we reserve the right to waive this subscription minimum and accept a lesser amount from any investor. In fact, we may allow purchases of as little as one Unit, or $500, if the purchasers are custodians acting for a minor family member. IRAs and employee benefit plans may also purchase Units. We also require a minimum investment of ten Units, or $5,000, by IRAs and employee benefits plans.

There is no minimum number of Units that must be sold under this offering. No escrow accounts will be utilized. The proceeds from the sale of any Units will be paid directly to us for our use without restrictions. The Units will be issued in book entry form and, accordingly, you will not be issued a physical certificate.

We filed a Registration Statement on Form S-1 (File No. 333-) with the SEC, of which this prospectus is a part, to register our offering of the Units. We have also filed, or intend to file, a registration statement and amendments with each of the states that we intend to offer Units to register offers and sales of the Units in those states. We may not offer or sell the Units until the registration statement and all amendments thereto are declared effective by the SEC and until the related registration statement and amendments filed with each of the foregoing states are declared effective by those states.

The Units will be offered and sold in certain states by David Borinsky, the sole member of the Managing Member of the General Partner. In the future, subject to compliance with all applicable issuer-agent registration requirements, some of our other employees may also offer and sell the Units. The activities of Mr. Borinsky and any other employees as sales representatives are restricted to transactions with respect to the securities of the Partnership. None of these employees will receive special compensation in connection with their activities in offering and selling the Units. Our employees who offer and sell the Units will rely on Rule 3a4-1 under the Exchange Act, as an exemption from registration as a broker-dealer.

We may reject any order, in whole or in part, for any reason. Your order is irrevocable upon receipt by us. In the event your order is not accepted, we will promptly refund your funds, without deduction of any costs and without interest. We expect that orders, if rejected, will be refunded within two business days after receipt. Once your order has been accepted, the applicable funds will be promptly deposited in our account. We will send a receipt to you as soon as practicable after acceptance of your order. You will not know at the time of placing an order whether we will be successful in completing the sale of any or all of the debt securities being offered. We reserve the right to withdraw or cancel the offering at any time.

We do not know whether our officers and Directors will purchase any of the Units. All sales, past and future, to officers, Directors, affiliates or associates are done on the same terms and conditions as Units sold to other persons. However, resales and certain other transfers of Units by persons who are deemed to be “affiliates” of BPL (as defined in Rule 405 under the Securities Act) may be limited. Generally, our affiliates may sell their Units only pursuant to an effective registration statement covering such resales, pursuant to Rule 144 under the Securities Act, or pursuant to another exemption from registration.

EXPERTS

Our financial statements appearing in this prospectus have been included in reliance on the report of the independent registered public accounting firm of Stegman & Company. Their report is included in the financial statements appearing in this prospectus and is included by us in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

Certain matters with respect to the Units offered by this prospectus were passed upon for us by our legal counsel, Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC, Baltimore, Maryland.

ADDITIONAL INFORMATION

We filed with the SEC a registration statement on Form S-1 to register the Units to be issued in this offering. This prospectus is part of that registration statement, as amended. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to that registration statement. For further information with respect to us and the Units, we refer you to the registration statement, all amendments thereto, and the exhibits that were filed therewith, which may be viewed at the SEC’s website (www.sec.gov) or inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 a.m. and 3:00 p.m. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement, as amended, may be downloaded from the SEC’s Internet website (www.sec.gov) or obtained from the SEC upon payment of the prescribed fee.

Following this offering, we will be subject to the information requirements of the Exchange Act, which means we are required to file annual, quarterly and other reports and other information with the SEC. Our SEC filings will be available to the public over the Internet at the SEC’s website. You may also read and copy any document we file with the SEC at its Public Reference Room.

***

INDEPENDENT AUDITORS’ REPORT

To the Members of
Bridge Private Lending, LLC

We have audited the accompanying balance sheets of Bridge Private Lending, LLC (the “Company”) as of December 31, 2008 and 2007, and the related statements of operations, changes in members’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridge Private Lending, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Stegman & Company

Baltimore, Maryland
September 15, 2009

BALANCE SHEETS
December 31, 2008 and 2007

	2008	2007
ASSETS
Cash and cash equivalents	$27,083	$84,666
Loans receivable, less allowance for loan losses of (2008) $318,203 and (2007) $200,000	10,637,093	7,291,733
Accrued interest receivable	273,375	253,986
Equity investments	270,000	325,989
Property and equipment – net	9,921	11,409
Real estate acquired through foreclosure	1,127,131	—
Other assets:
Other receivables	—	323,558
Other assets	58,361	1,024
Total other assets	58,361	324,582
Total Assets	$12,402,964	$8,292,365
LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Notes payable	$2,817,183	$1,799,808
Participation loans	4,165,566	2,369,900
Other loans payable	659,700	—
Accounts payable and accrued expenses	115,467	35,368
Total liabilities	7,757,916	4,205,076
Members’ Equity	4,645,048	4,087,289
Total Liabilities and Members’ Equity	$12,402,964	$8,292,365

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Interest Income:
Interest and fees on loans	$1,604,330	$1,250,208
Interest on equity investments	2,778	2,305
Total interest income	1,607,108	1,252,513
Interest Expense – Interest on notes payable	663,767	548,796
Net Interest Income	943,341	703,717
Provision for Loan Losses	164,964	1,578,225
Net Interest Income (Loss) After Provision for Loan Losses	778,377	(874,508)
Non-Interest Income:
Fees	41,567	26,284
Other	57,077	2,124
Total non-interest income	98,644	28,408
Non-Interest Expense:
Salaries and wages	261,302	136,964
Professional fees	86,753	51,051
Mortgage broker fees	36,187	8,975
Commissions	11,702	—
Telephone, postage and office supplies	25,992	35,934
Marketing	14,573	7,155
Business travel and meals	5,575	5,273
Consulting	13,650	—
Rent and other occupancy	21,660	14,506
Bank charges	6,612	2,895
Write-downs of real estate acquired through foreclosure	29,447	—
Other	32,516	576
Total non-interest expense	545,969	263,329
Net Income (Loss)	$331,052	$(1,109,429)

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
For the Years Ended December 31, 2008 and 2007

Members’ Equity at January 1, 2007	$278,156
Transfer of Members’ Loans to Equity	4,641,515
Contributions	1,437,967
Distributions	(1,160,920)
Net Loss	(1,109,429)
Members’ Equity at December 31, 2007	4,087,289
Contributions	2,210,811
Distributions	(1,984,104)
Net Income	331,052
Members’ Equity at December 31, 2008	$4,645,048

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash from Operating Activities:
Net income (loss)	$331,052	$(1,109,429)
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	3,660	—
Provision for loan losses	164,964	1,578,225
Changes in operating assets and liabilities:
Other assets	266,221	(571,485)
Interest receivable	(19,389)	—
Accounts payable and accrued expenses	80,099	35,368
Net cash provided by (used in) operating activities	826,607	(67,321)
Cash Flows from Investing Activities:
(Increase) in loans receivable	(4,538,979)	(2,235,609)
Payments related to real estate acquired through foreclosure (purchases and improvements)	(127,923)	—
Write-downs of other real estate owned	29,447	—
Purchase of equity investments	—	(350,000)
Purchase of property and equipment	(2,172)	(11,409)
Return on equity investments	55,989	24,011
Net cash used in investing activities	(4,583,638)	(2,573,007)
Cash Flows from Financing Activities:
Proceeds from investor notes	1,392,646	299,808
Principal payments on investor notes	(375,271)	—
Proceeds from other loans payable	1,677,200	—
Principal payment on other loans payable	(1,017,500)	—
Proceeds from participation loans	2,519,284	2,290,000
Principal payments on participation notes	(723,618)	(1,100,100)
Proceeds from members’ loans	—	1,467,037
Principal payments on members’ loans	—	(560,126)
Contributions from members	2,210,811	1,437,967
Distributions to members	(1,984,104)	(1,160,920)
Net cash provided by financing activities	3,699,448	2,673,666
Net (Decrease) Increase in Cash and Cash Equivalents	$(57,583)	$33,338
Cash and Cash Equivalents at Beginning of Year	84,666	51,328
Cash and Cash Equivalents at End of Year	$27,083	$84,666
Supplemental cash flows information:
Interest paid	$642,045	$516,699
Transfer of loans to real estate acquired through foreclosure	$1,023,655	$—
Transfer of members’ loans payable to equity	$—	$4,641,515

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.  SUMMARY OF SIGNIFICANT POLICIES

Nature of Operations

Bridge Private Lending, LLC (the “Company”) is a limited liability company organized in April 2006, pursuant to articles of organization filed with the State of Florida. Its primary business is financing the purchase and rehabilitation of single family dwellings and row houses located in low and moderate income neighborhoods throughout the Baltimore, Maryland metropolitan areas. The loans are secured by first liens or subordinate liens on real estate.

Use of Estimates in Preparing Financial Statements

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents.

Loans Receivable

Loans receivable are stated as unpaid principal balance net of any discounts, premiums, unamortized deferred fees and payments in process, less the allowance for loan losses.

Interest income from loans receivable is recognized using the interest method whereby interest income is recognized based upon the effective rate based upon outstanding principal. Loan origination fees received from borrowers are recognized in income when the loan is originated, which is not materially different than the effective yield method. Loan premiums and discounts are also amortized into interest income under the same method.

Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 114, Accounting by Creditors for Impairment of a Loan, a loan is considered impaired if it is probable that the Company will not collect all principal and interest payments according to the loan’s contractual terms. The impairment of the loan is measured at the present value of the expected cash flows using the loan’s effective interest rate, or the loan’s observable market price, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, the Company’s impairment of loans is measured by reference to the fair value of the collateral. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loans principal balance. Interest income on the other nonaccrual loans is recognized only to the extent of interest payments received.

Loan origination costs incurred in its direct lending activities are recognized immediately as a reduction to interest income.

Allowance for Loan Losses

The allowance for loan losses is increased for charges to income and decreased for charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on the Company’s past loan loss experience, known or inherent risks in the portfolio, adverse situations which may affect the borrower’s ability to repay, the estimated value of underlying collateral and current economic conditions. It is reasonably possible that the Company’s allowance for loan losses could change in the near term.

The allowance for loan losses is the result of an estimation done pursuant to SFAS No. 5, Accounting for Contingencies, or SFAS No. 114, Accounting by Creditors for Impairment of a Loan. The allowance consists of a specifically allocated component and a general unallocated component.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.  SUMMARY OF SIGNIFICANT POLICIES  – (continued)

The specific allowances are established in cases in which management has identified significant conditions or circumstances related to a loan that leads management to believe the probability that a loss may be incurred in an amount different from the amount determined by general allowance calculation described below.

Loans that are delinquent for more than three months are evaluated for collectibility and placed in non-accrual status when management determines that future earnings on that loan may be impaired. While in non-accrual status, collections on loans, if any, are recorded as collection of loan principal and no interest is recorded. Loans deemed uncollectible are charged against, while recoveries are credited to, the allowance. Management adjusts the level of the allowance through the provision for loan losses, which is recorded as a current period operating expense.

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of three to 30 years, primarily using the straight-line method for financial statement purposes.

Real Estate Acquired through Foreclosure

Real estate acquired through foreclosure represents property acquired by foreclosure, deed in lieu of foreclosure or purchase and is initially recorded at the lower of cost or estimated fair value at the date of acquisition. Estimated fair value is generally based upon listing prices for neighboring properties as reported by third party pricing models, adjusted for the estimated value of improvements pertaining specifically to the subject property. The difference between cost and estimated fair value at the time of foreclosure is charged to the allowance for loan losses. Subsequent impairment of value is charged to operations. Costs relating to the improvements of the property that significantly increase the fair value of the asset are capitalized. Holding costs are charged to expense as incurred.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $4,857 and $1,338 for the years ended December 31, 2008 and 2007, respectively.

Income Taxes

The Company is treated as a partnership for income tax purposes, and accordingly, items of income and loss are taxed to the members. Therefore, no provision for income taxes is necessary in the financial statements.

2.  EQUITY INVESTMENTS

The Company has invested funds in a condominium conversion project located in Arlington, Virginia. The Company owns twenty percent of the project and the investment is accounted for under the equity method of accounting.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

3.  LOANS RECEIVABLE

Loans Receivable by Collateral Type

The Company’s loans receivable portfolio at December 31 consists of the following loans:

Primary Collateral Type	2008	2007
Residential investment property first trust	$9,989,744	$6,589,382
Residential investment property second trust	375,00	357,351
Land loans	545,000	545,000
Unsecured loans	45,552	—
Total loans receivable, gross	10,955,296	7,491,733
Allowance for loan losses	(318,203)	(200,000)
Total loans receivable, net	$10,637,093	$7,291,733

As of December 31, 2008 and 2007, a significant majority of the Company’s loans are composed of residential investment loans secured by first trusts. The remainder of the loans are land and second trust secured investment property loans which were originated prior to December 31, 2007, upon the Company’s origination. The Company does not intend to invest in land and second trust secured loans in the future.

At December 31, 2008, the Company had outstanding balances to a single group of borrowers under a related partnership in the aggregate amount of $1,635,807, which represented 15% of loans outstanding at that date. All of these loans are secured by first mortgages on real estate located in Baltimore City, Maryland. Management believes that this concentration is adequately collateralized based on current market value evaluations.

The Company has granted loans to certain members’ affiliated parties. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $80,000 and $96,325 at December 31, 2008 and 2007, respectively. During 2008, repayments totaled $16,325 and there were no additional advances. During 2007, $16,325 of new loans were made and there were no repayments.

4.  ALLOWANCE FOR LOAN LOSSES

Analysis of Loan Loss Reserves

Analysis of the allowance for loan loss is as follows:

	Year Ended December 31
	2008	2007
Beginning balance	$200,000	$—
Provision for loan losses	164,964	1,578,225
Loans charged off (net of recoveries)	(46,761)	(1,378,225)
Ending balance	$318,203	$200,000

Loans in non-accrual status totaled $1,113,697 and $-0- at December 31, 2008 and 2007, respectively.

At December 31, 2008 and 2007, the Company had loans of $2,426,051 and $1,911,255, respectively, which were more than 90 days late and for which the Company continues to accrue interest. Management believes that these loans are adequately collateralized and that both the principal and the related accrued interest are collectible.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

4.  ALLOWANCE FOR LOAN LOSSES  – (continued)

Information with respect to impaired loans at December 31, 2008 and 2007 and for the years then ended is as follows:

	December 31
	2008	2007
Total recorded investment in impaired loans at the end of the period	$1,113,697	$—
Amount of that recorded investment for which there is a related allowance for loan losses	1,113,697	—
Amount of that recorded investment for which there is no related allowance for loan losses	—	—
Amount of related allowance for loan losses associated with such investment	243,697	—
Amount of allowance for credit losses associated with other than impaired loans	74,506	200,000
The average recorded investment in impaired loans during the period	1,083,350	—
The related amount of interest income recognized within that period when the loans were impaired	—	—
The amount of income recognized using a cash basis during the time within that period that the loan was impaired	—	—

5.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

	2008	2007
Furniture and equipment	$9,878	$6,321
Computer hardware and software	3,703	5,088
Total property and equipment – cost	13,581	11,409
Less accumulated depreciation	3,660	—
Property and equipment, net	$9,921	$11,409

Depreciation expense related to property and equipment for the years ended December 31, 2008 and 2007, totaled $3,660 and $-0-, respectively.

6.  REAL ESTATE ACQUIRED THROUGH FORECLOSURE

At December 31, 2008, real estate acquired through foreclosure consisted of six renovated residential and residential rental properties which totaled $1,127,131. The Company held no real estate acquired through foreclosure owned as of December 31, 2007.

7.  NOTES AND LOANS PAYABLE

The Company has notes payable to numerous investors which totaled $2,817,183 and $1,799,808 as of December 31, 2008 and 2007, respectively, with variable interest rates which ranged from 8% to 13.5% during 2008 and 2007. At December 31, 2008, $1,800,957 of these loans is unsecured while the remaining balance is secured by the assignment of certain loans receivable. At December 31, 2007, $1,715,808 of these loans was unsecured while the remaining balance was secured by the assignment of certain loans receivable. Notes payable to certain members’ affiliated parties, included in total notes payable, were $30,000 at 10% and $100,000 at 12% at December 31, 2008 and 2007, respectively. As of December 31, 2008, the related party note payable is scheduled to mature within one year while $1,500,000 is scheduled to mature in April, 2011.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

7.  NOTES AND LOANS PAYABLE  – (continued)

Principal maturities of total notes payable at December 31, 2008 are as follows:

2009	$1,317,183
2010	—
2011	1,500,000
$2,817,183

During 2008, the Company entered into a line of credit facility with Hopkins Federal Savings Bank with available credit of up to $1,000,000. Borrowings outstanding under this line of credit totaled $659,700 at December 31, 2008, with fixed interest rate at 9.50%. The line of credit is due in full in January, 2010, is secured by the assignment of certain mortgages, and is guaranteed by managing member and his spouse.

The Company also holds participation loans payable to numerous investors which totaled $4,165,566 and $2,369,900 as of December 31, 2008 and 2007, respectively, with variable interest rates which ranged from 10% to 12% during 2008 and 2007. Such loans are secured by the assignment of interest in certain specific and general pools of loans receivable. All such loans as of December 31, 2008 are contractually scheduled to mature within one year.

8.  RELATED PARTY TRANSACTIONS

The following related party transactions exist as of the dates shown below:

	2008	2007
Management fees incurred to managing member	$153,750	$120,000
Interest expense incurred on members’ loan payable	—	178,385
Interest expense incurred on notes payable to certain members’ affiliated parties	14,328	30,939

9.  NON-LOAN COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company rents its office facilities in Towson, Maryland on a month-to-month basis under an operating lease agreement which calls for monthly rent of $1,500. The Company has the right to terminate the lease agreement provided that a thirty day written notice is provided to the landlord.

Total rent expense under operating leases totaled $18,000 and $14,506 for the years ended December 31, 2008 and 2007, respectively.

Guarantee Obligation

As part of a settlement agreement for a loan the Company had previously granted, the Company received interest in a limited liability company (“LLC”) in April, 2008. There is no value in the LLC, and therefore, no investment value has been recorded by the Company. As part of the settlement, the Company entered into a guarantee obligation for the origination of a loan that the LLC would hold with a third party lender. The guarantee is an unconditional guarantee of payment and performance and not a guarantee of collection, and remains in effect until the loan is paid in full. The loan is set to mature on April 1, 2010. The guarantee is limited to 25% of amount of predevelopment expenses previously advanced by the lender, not to exceed $163,000, and to 25% of the interest advances made after March 31, 2009 and before the maturity of the loan, not to exceed $180,000. The guarantee also calls for payment of legal fees and other costs of collections incurred by the lender, unless certain conditions as directed by the lender are timely satisfied. Such conditions include payment to the lender of the recourse amount in immediately available funds; as directed and elected by lender, the conveyance to the lender of title to the collateral by all persons owing any interest in the property, or assignment to the lender by borrower, owner, grantor, and guarantors of all membership interest in the

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

9.  NON-LOAN COMMITMENTS AND CONTINGENCIES  – (continued)

LLC; and full payment of all real estate taxes and assessments against the property that are due and payable at the time of delivery of the deed. As of December 31, 2008, the Company’s exposure under this guarantee amounted to approximately $20,000.

10.  LOAN PARTICIPATION AND OFF BALANCE SHEET LOAN COMMITMENTS

Credit commitments are agreements to make loans to borrowers in the ordinary course of business. The Company does not have such agreements. However, the Company does make line-of-credit type loans, which enable borrowers to draw down on their approved loans as needed. At December 31, 2008, the Company had $4,679,561 million in loans of this type. Loans of this type had unused or unfunded approved amount of $1,003,057 million at that date.

BALANCE SHEET
As of September 30, 2009
(Unaudited)

September 30, 2009
ASSETS
Cash and cash equivalents	$84,172
Loans receivable	14,333,252
Less: Allowance for loan losses	(340,397)
Loans receivable, net	13,992,855
Accrued interest receivable	285,135
Equity investments – net	105,000
Property and equipment – net	31,922
Real estate acquired through foreclosure	289,386
Other assets	68,471
Total Assets	$14,856,941
LIABILITIES
Notes payable	$2,948,199
Participation loans	6,259,037
Other loans payable	1,680,698
Accounts payable and accrued expenses	88,959
Total Liabilities	10,976,893
Members’ Equity	3,880,048
Total Liabilities and Members’ Equity	$14,856,941

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS
For the Nine Month Periods Ended September 30, 2009 and 2008
(Unaudited)

	Nine Months Ended September 30,
	2009	2008
Interest Income:
Interest and fees on loans	$1,651,754	$1,228,226
Interest on investments	55	1,676
Total interest income	1,651,809	1,229,902
Interest Expense:
Interest on notes payable	730,739	477,968
Net interest income	921,070	751,934
Provision for loan losses	123,000	41,149
Net interest income after provision for loan losses	798,070	710,785
Non-Interest Income:
Fees	287,103	12,492
Gain on sale of loans	58,223	—
Loss on sale of real estate acquired through foreclosure	(4,212)	—
Other	55,446	30,592
Total non-interest income	396,560	43,084
Non-Interest Expenses:
Salaries and wages	197,797	174,744
Professional fees	130,750	44,514
Mortgage broker fees	(10)	35,042
Commissions	—	6,702
Telephone, postage and office supplies	25,694	19,482
Marketing	91,146	9,252
Business travel and meals	7,641	3,748
Consulting	46,610	13,650
Rent and other occupancy	28,148	17,460
Other real estate owned expense	203	—
Valuation reserve – equity investment	75,000	—
Inspection fees	8,903	—
Loan costs	90,499	2,500
Contributions	5,250	1,500
Bank charges	5,422	4,016
Other	15,137	21,761
Total non-interest expenses	728,190	354,371
Net Income	$466,440	$399,498

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
For the Nine Months Ended September 30, 2009 and 2008
(Unaudited)

Members’ Equity at January 1, 2008	$4,087,289
Contributions	1,886,812
Distributions	(1,769,785)
Net Income	399,498
Members’ Equity at September 30, 2008	$4,603,814
Members’ Equity at January 1, 2009	$4,645,047
Contributions	78,800
Distributions	(1,310,239)
Net Income	466,440
Members’ Equity at September 30, 2009	$3,880,048

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2009 and 2008
(Unaudited)

	2009	2008
Cash Flows From Operating Activities:
Net Income	$466,440	$399,498
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,860	3,660
Provisions for loan losses	123,000	41,149
Valuation reserve – equity investment	75,000	—
Gain on sale of loans	(58,223)	—
Loss on sale of real estate acquired through foreclosure	4,212	—
Net (increase) decrease in accrued interest receivable	(11,760)	52,275
Net (increase) decrease in other assets	(10,110)	106,099
Net (decrease) increase in accounts payable and accrued expenses	(26,509)	49,081
Net cash provided by operating activities	575,910	651,762
Cash Flows From Investing Activities:
Increase in loans receivable, net	(3,420,540)	(3,624,403)
Proceeds from sale of real estate acquired through foreclosure	836,876	—
Payments related to real estate acquire through foreclosure	(3,342)	(34,449)
Purchase of equity investment	(180,000)	—
(Purchase) sale of property and equipment, net	(35,861)	1,531
Return on equity investments	270,000	95,489
Net cash used in investing activities	(2,532,867)	(3,561,832)
Cash Flows From Financing Activities:
Proceeds from notes payable	361,016	1,164,478
Principal payments on notes payable	(230,000)	(350,271)
Proceeds from other loans payable	1,582,091	1,449,950
Principal payment on other loans payable	(561,094)	(979,000)
Proceeds from participation loans	2,404,754	2,461,856
Principal payments on participation loans	(311,282)	(689,900)
Contributions from members	78,800	1,886,812
Distributions to members	(1,310,239)	(1,769,785)
Net cash provided by financing activities	2,014,046	3,174,140
Net increase in cash and cash equivalents	57,089	264,070
Cash and cash equivalents at beginning of year	27,083	84,666
Cash and cash equivalents at end of year	$84,172	$348,736
Supplemental information:
Interest paid	$676,831	$736,702
Transfer of loans to real estate acquired through foreclosure	$—	$1,028,655

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Unaudited)

1.  SUMMARY OF SIGNIFICANT POLICIES

Nature of Operations

Bridge Private Lending, LLC (the “Company”) is a limited liability company organized in April 2006, pursuant to Articles of Organization filed with the State of Florida. Its primary business is financing the purchase and rehabilitation of single family dwellings and row houses located in low and moderate income neighborhoods throughout the Baltimore, Maryland metropolitan area. The loans are secured by first liens or subordinate liens on real estate.

Basis of Presentation

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America and detailed in the Financial Accounting Standards Board (“FASB”) Accounting Codification (“Codification”), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates. Events occurring after the date of the financial statements through December 2, 2009 were considered in the preparation of the financial statements.

Cash and Cash Equivalents

For purposes of the statements of cash flows, highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents.

Loans Receivable

Loans receivable are stated as unpaid principal balance net of any discounts, premiums, unamortized deferred fees and payments in process, less the allowance for loan losses.

Interest income from loans receivable is recognized using the interest method whereby interest income is recognized based upon the effective rate based upon outstanding principal. Loan origination fees and certain direct loan origination costs are deferred and amortized as a yield adjustment over the contractual loan terms. Loan premiums and discounts are also amortized into interest income under the same method.

Under the FASB’s guidance for accounting by creditors for the impairment of a loan, a loan is considered impaired if it is probable that the Company will not collect all principal and interest payments according to the loan’s contractual terms. The impairment of the loan is measured at the present value of the expected cash flows using the loan’s effective interest rate, or the loan’s observable market price, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, the Company’s impairment of loans is measured by reference to the fair value of the collateral. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loans principal balance. Interest income on the other nonaccrual loans is recognized only to the extent of interest payments received.

Allowance for Loan Losses

The allowance for loan losses is increased for charges to income and decreased for charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on the Company’s past loan loss experience, known or inherent risks in the portfolio, adverse situations which may affect the borrower’s ability to repay, the estimated value of underlying collateral and current economic conditions. It is reasonably possible that the Company’s allowance for loan losses could change in the near term.

The allowance for loan losses is the result of an estimation in accordance with FASB guidance. The allowance consists of a specifically allocated component and a general unallocated component.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Unaudited)

1.  SUMMARY OF SIGNIFICANT POLICIES  – (continued)

The specific allowances are established in cases in which management has identified significant conditions or circumstances related to a loan that leads management to believe the probability that a loss may be incurred in an amount different from the amount determined by general allowance calculation described below.

Loans that are delinquent for more than three months are evaluated for collectibility and placed in non-accrual status when management determines that future earnings on that loan may be impaired. While in non-accrual status, collections on loans, if any, are recorded as collection of loan principal and no interest is recorded. Loans deemed uncollectible are charged against, while recoveries are credited to, the allowance. Management adjusts the level of the allowance through the provision for loan losses, which is recorded as a current period operating expense.

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of three to 30 years, primarily using the straight-line method for financial statement purposes.

Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure represents property acquired by foreclosure, deed in lieu of foreclosure or purchase and is initially recorded at the lower of cost or fair value at the date of acquisition. The difference between cost and fair value at the time of foreclosure is charged to the allowance for loan losses. Subsequent impairment of value is charged to operations. Costs relating to the improvements of the property that significantly increase the fair value of the asset are capitalized. Holding costs are charged to expense as incurred.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $91,146 for the nine month period ended September 30, 2009 compared to $9,252 for the same period in 2008.

Income Taxes

The Company is treated as a partnership for income tax purposes, and accordingly, items of income and loss are taxed to the members. Therefore, no provision for income taxes is necessary in the financial statements.

2.  FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted the FASB’s guidance on the accounting for fair value measurements which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. In accordance with the FASB’s literature, the Company must apply this guidance whenever other standards require (or permit) assets or liabilities to be measured at fair value but it does not expand the use of fair value in any new circumstances. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. In support of this principle, the FASB’s guidance establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy is as follows:

Level 1 inputs — Unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 inputs — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Unaudited)

2.  FAIR VALUE MEASUREMENTS  – (continued)

Level 3 inputs — Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Loans

The Company does not record loans at fair value on a recurring basis, however, from time to time, a loan is considered impaired and, if appropriate, a specific allowance for credit loss is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with FASB’s guidance for accounting by creditors for the impairment of a loan. The fair value of impaired loans is estimated using one of several methods, including the collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring a specific allowance represent loans for which the fair value of expected repayments or collateral exceed the recorded investment in such loans. At September 30, 2009, all of the impaired loans were evaluated based upon the fair value of the collateral. In accordance with FASB’s guidance, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company measures and records the loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company measures and records the loan as nonrecurring Level 3.

The value of real estate acquired through foreclosure is determined at the time of foreclosure and generally is based upon the lower of cost or net realizable value (as determined by third party real estate appraisals) less the estimated cost of disposal. Also at the time of foreclosure, the excess (if any) of the carrying value of the underlying loan receivable over the net realizable value is charged-off before transferring the remaining balance from loan receivable into real estate acquired through foreclosure.

On a nonrecurring basis, the Company may be required to measure certain assets at fair value in accordance with generally accepted accounting principles. These adjustments usually result from application of lower-of-cost-or-market accounting or write-downs of specific assets.

The following table includes the assets measured at fair value on a nonrecurring basis as of September 30, 2009:

	Carrying Value (Fair Value)	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Impaired Loans	$395,400	$—	$395,400	$—
Equity Investment	105,000		105,000
Real estate acquired through foreclosure	289,386	—	289,386	—
Total assets measured on a non-recurring basis at fair value	$789,786	$—	$789,786	$—

The Company discloses fair value information about financial instruments, for which it is practicable to estimate the value, whether or not such financial instruments are recognized on the balance sheet. Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Unaudited)

2.  FAIR VALUE MEASUREMENTS  – (continued)

Quoted market prices, where available, are shown as estimates of fair market values. Because no quoted market prices are available for a significant part of the Company’s financial instruments, the fair values of such instruments have been derived based on the amount and timing of future cash flows and estimated discount rates.

Present value techniques used in estimating the fair value of many of the Company’s financial instruments are significantly affected by the assumptions used. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate cash settlement of the instrument. Additionally, the accompanying estimates of fair values are only representative of the fair values of the individual financial assets and liabilities and should not be considered an indication of the fair value of the Company.

The following disclosure of estimated fair values of the Company’s financial instruments at September 30, 2009 are made in accordance with the requirements of FASB literature on fair value and are as follows:

	September 30, 2009
	Carrying Amount	Estimated Fair Value
Financial Assets
Cash and cash equivalents	$84,172	$84,172
Loans receivable, net of allowance	13,992,855	13,992,855
Equity investments	105,000	105,000
Real estate acquired through foreclosure	289,386	289,386
Accrued interest receivable and other assets	385,528	385,528
Total financial assets measured on a non-recurring basis at fair value	$14,856,941	$14,856,941
Financial Liabilities
Notes payable	$2,948,199	$2,948,199
Participation loans	6,259,037	6,259,037
Other loans payable	1,680,698	1,680,698
Accounts payable and accrued expenses	88,959	88,959
Total financial liabilities measured on a non-recurring basis at fair value	$10,976,893	$10,976,893

The following methods and assumptions were used to estimate the fair value of each category of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents.  The carrying amount approximated the fair value.

Loans.  The carrying amount approximated the fair value considering the short-term nature and its expected collection.

Accrued interest receivable.  The carrying amount approximated the fair value of accrued interest, considering the short-term nature of the receivable and its expected collection.

Other assets.  The carrying amount approximated the fair value.

Notes payable, participation loans and other loans payable.  The carrying amount approximated the fair value considering the short-term nature and its expected repayment.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Unaudited)

2.  FAIR VALUE MEASUREMENTS  – (continued)

Accounts payable and accrued expenses.  The carrying amount approximated the fair value considering their short-term nature and expected payment.

3.  EQUITY INVESTMENTS

As of December 31, 2008, the Company had invested funds in a condominium conversion project located in Arlington, Virginia. The Company owned twenty percent of the project and the investment was accounted for under the equity method of accounting. As of September 30, 2009, this equity investment was fully repaid. In addition, the Company contributed funds into three investors as part of a loan consolidation secured by several properties. This investments is a first-out claim on the assets of the entities and there will be a 50% residual interest after the investment is paid. The estimated value of this investment as of September 30, 2009 is $105,000.

4.  LOANS RECEIVABLE

Loans Receivable by Collateral Type

The Company’s loans receivable portfolio consists of the following loans:

Primary Collateral Type	September 30, 2009
Residential investment property first trust	$13,812,888
Residential investment property second trust	412,900
Land loans	80,000
Unsecured loans	27,464
Total loans receivable, gross	14,333,252
Allowance for loan losses	(340,397)
Total loans receivable, net	$13,992,855

At September 30, 2009, the Company had outstanding loan balances to a single group of borrowers under a related partnershipin the aggregate amount of $2,448,320, which represented 17% of loans outstanding at that date. All of these loans are secured by first mortgages on real estate located in Baltimore City, Maryland. Management believes that this concentration is adequately collateralized based on current market value evaluations.

The Company has granted loans to certain members’ affiliated parties. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $230,000 at September 30, 2009. There were no additional advances or repayments during 2009.

5.  ALLOWANCE FOR LOAN LOSSES

Analysis of Loan Loss Reserves

Analysis of the allowance for loan loss is as follows:

	September 30, 2009	September 30, 2008
Beginning balance	$318,203	$200,000
Provision for loan losses	123,000	41,149
Loans charged off (net of recoveries)	(100,806)	—
Ending balance	$340,397	$241,149

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Unaudited)

5.  ALLOWANCE FOR LOAN LOSSES  – (continued)

Loans in non-accrual status totaled $395,400 at September 30, 2009.

At September 30, 2009, the Company had loans of $3.7 million which were more than 90 days late and for which the Company continues to accrue interest. Management believes that these loans are adequately collateralized and that both the principal and the related accrued interest are collectible.

Information with respect to impaired loans is as follows:

September 30, 2009
Total recorded investment in impaired loans	$395,400
Amount of that recorded investment for which there is a related allowance for loan losses	395,400
Amount of that recorded investment for which there is no related allowance for loan losses	—
Amount of related allowance for loan losses associated with such investment	228,207
Amount of allowance for loan losses associated with other than impaired loans	112,190
Average recorded investment in impaired loans*	754,549

*	Average of September 30, 2009 and December 31, 2008

No income had been accrued or collected on these impaired loans while they had been classified as impaired during the nine month periods ended September 30, 2009 and 2008.

6.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

September 30, 2009
Furniture and equipment	$10,079
Automobile	35,660
Computer hardware and software	3,703
Total property and equipment – cost	49,442
Less: accumulated depreciation	(17,520)
Property and equipment, net	$31,922

Depreciation expense related to property and equipment for the three and nine month periods ended September 30, 2009 totaled $13,860 and $12,030, respectively, compared to $3,660 and $3,660 for the same periods in 2008.

7.  REAL ESTATE ACQUIRED THROUGH FORECLOSURE

At September 30, 2009 real estate acquired through foreclosure consisted of one renovated residential rental property which totaled $289,386.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Unaudited)

8.  NOTES AND LOANS PAYABLE

The Company has notes payable to numerous investors which totaled $2,948,199 as of September 30, 2009 with variable interest rates which ranged from 8% to 13.5%. At September 30, 2009, $1,500,000 of these notes is unsecured while the remaining balance is secured by the assignment of certain loans receivable. There was no related party notes payable as of September 30, 2009.

Principal maturities of total notes payable at September 30, 2009 are as follows:

2009	$1,448,199
2010	—
2011	1,500,000
$2,948,199

During 2008, the Company entered into a line of credit facility with Hopkins FSB with available credit of up to $1,000,000. Borrowings outstanding under this line of credit totaled $441,500 at September 30, 2009, with fixed interest rate at 9.50%. The line of credit is due in full in January, 2010, is secured by the assignment of certain mortgages and is personally guaranteed by the managing member and his spouse.

In 2009, the Company borrowed $1,207,500 from PSC Bridge, LLC with interest payable at the rate of 15% per annum. The loan matures on April 2010, is secured by the assignment of certain mortgages that are held by the Company on outstanding loans and is guaranteed by the Company and David Borinsky.

Also in 2009, the Company borrowed $31,698, interest-free, from Ford Motor Credit to finance the purchase of an automobile for business purposes.

The Company also holds participation loans payable to numerous investors which totaled $6,259,037 as of September 30, 2009 with variable interest rates which ranged from 10% to 12% during 2009. Such loans are secured by the assignment of interest in certain specific and general pools of loans receivable. All such loans as of September 30, 2009 are contractually scheduled to mature within one year.

9.  RELATED PARTY TRANSACTIONS

The following related party transactions exist for the nine month periods shown below:

	September 30,
	2009	2008
Management fees incurred to managing member	$41,250	$41,250
Interest expense incurred on notes payable to certain members’ affiliated parties	—	12,396

10.  NON-LOAN COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company rents its office facilities in Towson, Maryland on a month-to-month basis under an operating lease agreement which calls for monthly rent of $1,500, which was increased to $1,700 per month effective September 2009. The Company has the right to terminate the lease agreement provided that a thirty day written notice is provided to the landlord.

Total rent expense under operating leases totaled $13,700 and $13,500 for the nine month periods ended September 30, 2009 and 2008, respectively.

Guarantee Obligation

As part of a settlement agreement for a loan the Company had previously granted, the Company received interest in a limited liability company (“LLC”) in April, 2008. There is no value in the LLC, and therefore, no investment value has been recorded by the Company. As part of the settlement, the Company entered into

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008
(Unaudited)

10.  NON-LOAN COMMITMENTS AND CONTINGENCIES  – (continued)

a guarantee obligation for the origination of a loan that the LLC would hold with a third party lender. The guarantee is an unconditional guarantee of payment and performance and not a guarantee of collection, and remains in effect until the loan is paid in full. The loan is set to mature on April 1, 2010. The guarantee is limited to 25% of amount of predevelopment expenses previously advanced by the lender, not to exceed $163,000, and to 25% of the interest advances made after March 31, 2009 and before the maturity of the loan, not to exceed $180,000. The guarantee also calls for payment of legal fees and other costs of collections incurred by the lender, unless certain conditions as directed by the lender are timely satisfied. Such conditions include payment to the lender of the recourse amount in immediately available funds; as directed and elected by lender, the conveyance to the lender of title to the collateral by all persons owing any interest in the property, or assignment to the lender by borrower, owner, grantor and guarantors of all membership interest in the LLC; and full payment of all real estate taxes and assessments against the property that are due and payable at the time of delivery of the deed. As of September 30, 2009, the Company’s exposure under this guarantee amounted to approximately $20,000.

11.  LOAN PARTICIPATION AND OFF BALANCE SHEET LOAN COMMITMENTS

Credit commitments are agreements to make loans to borrowers in the ordinary course of business. The Company does not have such agreements. However, the Company does make line-of-credit type loans, which enable borrowers to draw down on their approved loans as needed. At September 30, 2009, the Company had $11.4 million in loans of this type. Loans of this type had unused or unfunded approved amount of $928,486 at that date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by Bridge Private Lending, LP (the “Partnership”) in connection with the offering of the securities being registered hereby. All amounts shown except “Registration Fee — Securities and Exchange Commission” are estimates.

Registration Fee – Securities and Exchange Commission	$2,456
Accounting Fees and Expenses	60,000
Legal Fees and Expenses	250,000
Printing Fees and Expenses	50,000
State Blue Sky Filing Fees	50,000
Miscellaneous	10,000
Total	$422,456

Item 14. Indemnification of Directors and Officers.

Under the Partnership Act a limited partnership has the power, except in the case of action or failure to act by a partner which constitutes willful misconduct or recklessness, and subject to the standards and restrictions, if any, set forth in its partnership agreement, to indemnify and hold harmless any partner, employee, or agent of the limited partnership from and against any and all claims and demands whatsoever.

The Partnership Agreement provides that the Partnership will indemnify and hold harmless, to the maximum extent permitted by applicable law, the General Partner, any affiliate of the General Partner, and any officer, director, stockholder, member, partner, employee, agent or assign of the General Partner, from and against any and all damages, disbursements, suits, claims, liabilities, obligations, judgments, fines, penalties, charges, amounts paid in settlement, costs and expenses (including, without limitation, attorneys’ fees and expenses) arising out of or related to litigation and interest on any of the foregoing, including, without limitation, such damages incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from any of the foregoing by or before any court or other governmental authority, that arise out of, relate to or are in connection with the Partnership Agreement or the management or conduct of the business or affairs of the General Partner, the Partnership, any other entity in which the Partnership has a direct or indirect interest or any of their respective affiliates, except for any such damages that are finally found by a court of competent jurisdiction to have resulted primarily from the bad faith, gross negligence or intentional misconduct of, or material breach of the Partnership Agreement or knowing violation of law by, the person seeking indemnification.

Item 15. Recent Sales of Unregistered Securities.

The Partnership is the successor of the business of Bridge Private Lending, LLC (“Bridge LLC”). The following information relates to sales by Bridge LLC of securities without registration pursuant to the Securities Act of 1933, as amended (the “Securities Act”), within the past three years.

Pursuant to a private placement, Bridge LLC sold unregistered participation interests in its portfolio of outstanding loans. These securities were issued in transactions exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Securities Act Rule 506. In 2006, Bridge LLC entered into subscription agreements with three accredited investors for participation interests totaling approximately $1,180,000. In 2007, Bridge LLC entered into subscription agreements with ten accredited investors for participation interests totaling approximately $2,505,000. In 2008, Bridge LLC entered into subscription agreements with twenty accredited investors for participation interests totaling approximately $2,794,000. In 2009, Bridge LLC entered into subscription agreements with thirteen accredited investors for participation interests totaling approximately $2,720,000.

Item 16. Exhibits and Financial Statement Schedules.

The exhibits filed with this Registration Statement are listed in the Exhibit Index which immediately follows the signatures hereto and which is incorporated herein by reference.

Item 17. Undertakings.

a.	The undersigned registrant hereby undertakes:
1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

A. – C.       N/A

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
4.	N/A
5.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
i.	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
ii.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
6.	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

b. – g. N/A

h.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Manager, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Manager, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on December 2nd, 2009.

BRIDGE PRIVATE LENDING, LP

By: Bridge GP, LLC General Partner

By: BPL Manager, LLC Managing Member

By: /s/ David Borinsky David Borinsky Sole Member

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in their capacities as directors of Bridge GP, LLC on December 2nd, 2009.

/s/ Craig Fadem Craig. Fadem Director, Board of Directors of Bridge GP, LLC	/s/ David Holmes David Holmes Director, Board of Directors of Bridge GP, LLC
/s/ Steven Rosenblatt Steven Rosenblatt Director, Board of Directors of Bridge GP, LLC

EXHIBIT INDEX

Exhibit No.	Description
3.1(i)	Certificate of Limited Partnership (filed herewith)
3.1(ii)	Limited Partnership Agreement (filed herewith)
5.1	Opinion of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC (filed herewith)
23.1	Consent of Stegman & Company, Independent Registered Public Accounting Firm (filed herewith)
23.2	Consent of Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC (contained in Exhibit 5.1)
24	Power of Attorney (filed herewith)